SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From:  14 August 2012

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-          Form 40-F- X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:                 No:  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-                    .)

Enclosed:

Second quarter Financial Statements and Notes

Second quarter MD&A

CEO Certification

CFO Certification

(formerly Ivanhoe Mines Ltd.)

SECOND QUARTER REPORT

JUNE 30, 2012

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	June 30, 2012	December 31, 2011

(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents (Note 3)	$515,552	$998,054
Short-term investments	30,000	-
Accounts receivable	58,425	102,460
Inventories (Note 4)	193,967	108,483
Prepaid expenses	73,720	56,327

TOTAL CURRENT ASSETS	871,664	1,265,324

LONG-TERM INVESTMENTS (Note 5)	69,401	107,277
OTHER LONG-TERM INVESTMENTS (Note 6)	312,073	317,325
PROPERTY, PLANT AND EQUIPMENT (Note 7)	5,670,612	4,363,501
DEFERRED INCOME TAXES	38,479	33,062
OTHER ASSETS	53,929	50,339

TOTAL ASSETS	$7,016,158	$6,136,828

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$520,450	$681,185
Stock-based compensation liability	1,965	-
Deferred revenue	4,872	-
Amounts due under credit facilities (Note 8)	45,058	44,884
Interest payable on long-term debt (Note 9 and 10)	18,304	10,808

TOTAL CURRENT LIABILITIES	590,649	736,877

CONVERTIBLE CREDIT FACILITY (Note 9)	115,921	141,853
INTERIM FUNDING FACILITY (Note 10 (a))	1,580,817	400,655
RIGHTS OFFERING DERIVATIVE LIABILITY (Note 11 (e))	669,896	-
PAYABLE TO RELATED PARTY	75,909	56,783
DEFERRED INCOME TAXES	7,948	15,282
ASSET RETIREMENT OBLIGATIONS	73,218	45,553

TOTAL LIABILITIES	3,114,358	1,397,003

CONTINGENCIES (Note 17)

EQUITY

SHARE CAPITAL (Note 11)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
741,720,272 (2011 - 739,382,976) common shares	6,855,158	6,819,367
ADDITIONAL PAID-IN CAPITAL	1,607,962	1,389,721
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	4,057	(2,300)
DEFICIT	(4,538,847)	(3,483,948)

TOTAL TURQUOISE HILL RESOURCES LTD. SHAREHOLDERS’ EQUITY	3,928,330	4,722,840

NONCONTROLLING INTERESTS (Note 12)	(26,530)	16,985

TOTAL EQUITY	3,901,800	4,739,825

TOTAL LIABILITIES AND EQUITY	$7,016,158	$6,136,828

APPROVED BY THE BOARD:

/s/ J. Gardiner	/s/ L. Mahler
J. Gardiner, Director	L. Mahler, Director

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

(Unaudited)

REVENUE	$28,201	$47,336	$68,354	$67,494

COST OF SALES
Production and delivery	(27,672)	(31,416)	(47,251)	(43,574)
Depreciation and depletion	(13,310)	(7,731)	(19,647)	(10,530)
Write-down of carrying value of inventory	(8,733)	(10,557)	(13,205)	(15,875)

	(49,715)	(49,704)	(80,103)	(69,979)
EXPENSES
Exploration (Note 11 (a))	(65,082)	(68,579)	(141,839)	(114,802)
General and administrative (Note 11 (a))	(80,986)	(19,483)	(112,504)	(44,761)
Depreciation	(614)	(703)	(2,331)	(1,215)
Accretion of asset retirement obligations	(1,193)	(172)	(2,146)	(334)

TOTAL EXPENSES	(197,590)	(138,641)	(338,923)	(231,091)

OPERATING LOSS	(169,389)	(91,305)	(270,569)	(163,597)

OTHER INCOME (EXPENSES)
Interest income	4,822	4,913	10,711	10,051
Interest expense	(1,987)	(3,336)	(2,722)	(7,683)
Financing costs (Note 10 (b) and 11 (d))	(168,721)	-	(168,721)	-
Accretion of convertible credit facility (Note 9)	(32)	(14)	(63)	(28)
Foreign exchange (losses) gains	(8,669)	2,254	1,242	5,403
Unrealized (losses) gains on long-term investments (Note 5 (e))	(2,282)	3,453	(2,654)	(309)
Realized (losses) gains on sale of long-term investments (Note 5)	(47)	-	38	10,628
Unrealized gains on other long-term investments	2,042	1,007	10,915	1,395
Realized gain on redemption of other long-term investments (Note 6 (a))	24	65	32	98
Change in fair value of derivative (Note 11 (e) and (f))	18,506	-	18,506	(432,536)
Change in fair value of embedded derivatives (Note 9)	26,771	70,422	25,995	33,641
Write-down of carrying value of long-term investments (Note 5)	(9,269)	-	(13,129)	-

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(308,231)	(12,541)	(390,419)	(542,937)

Recovery (provision) of income taxes	4,391	(4,283)	3	8,615
Share of (loss) income of significantly influenced investees (Note 5)	(2,270)	44,844	(20,557)	41,130

NET (LOSS) INCOME	(306,110)	28,020	(410,973)	(493,192)
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 12)	20,213	(27,416)	44,476	1,296

NET (LOSS) INCOME ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(285,897)	$604	$(366,497)	$(491,896)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD. (Note 1 (c))	$(0.35)	$-	$(0.45)	$(0.70)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s) (Note 1 (e))
BASIC	810,161	721,599	809,686	699,936
DILUTED	810,161	765,563	809,686	699,936

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Statements of Comprehensive Loss

(Stated in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

(Unaudited)

NET (LOSS) INCOME	$ (306,110)	$28,020	$(410,973)	$(493,192)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES
Unrealized losses on available-for-sale equity securities, net of tax recovery of $772, $7,148, $2,847, $690	(22,205)	(54,001)	(26,607)	(7,451)
Unrealized gains (losses) on available-for-sale debt securities, net of tax of $nil, $nil, $nil, $nil	1,498	(6,738)	26,046	(4,918)
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(2,873)	7,454	2,039	8,948
Less: reclassification adjustments for losses recorded in earnings:
Long-term investments
Other-than-temporary impairment charges	-	-	2,685	-

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(23,580)	(53,285)	4,163	(3,421)

TOTAL COMPREHENSIVE LOSS	$ (329,690)	$(25,265)	$(406,810)	$(496,613)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO:
Turquoise Hill Resources Ltd.	$ (299,485)	$(35,730)	$(360,140)	$(501,048)
Noncontrolling interests	(30,205)	10,465	(46,670)	4,435

	$ (329,690)	$(25,265)	$(406,810)	$(496,613)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Statement of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)

	Share Capital		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Deficit	Noncontrolling Interests	Total
	Number of Common Shares	Amount

Balances, December 31, 2011	739,382,976	$6,819,367	$1,389,721	$(2,300)	$(3,483,948)	$16,985	$4,739,825
Net loss	-	-	-	-	(366,497)	(44,476)	(410,973)
Other comprehensive income (loss)	-	-	-	6,357	-	(2,194)	4,163
Shares issued for:
Exercise of stock options	1,707,109	22,370	(10,705)	-	-	-	11,665
Exercise of subscription right (Note 11 (b))	439,216	8,489	-	-	-	-	8,489
Bonus shares	171,375	4,574	(4,574)	-	-	-	-
Share purchase plan	19,596	358	-	-	-	-	358
Other increase in noncontrolling interests (Note 12)	-	-	-	-	-	3,155	3,155
Share purchase warrants (Note 11 (d))	-	-	164,385	-	-	-	164,385
Rights offering (Note 11 (e))	-	-	-	-	(688,402)	-	(688,402)
Dilution gains	-	-	566	-	-	-	566
Stock-based compensation (net of reclassifications of $1,965)	-	-	68,569	-	-	-	68,569

Balances, June 30, 2012	741,720,272	$6,855,158	$1,607,962	$4,057	$(4,538,847)	$(26,530)	$3,901,800

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

(Unaudited)

OPERATING ACTIVITIES

Cash used in operating activities (Note 13)	$(148,952)	$(119,356)	$(262,202)	$(186,045)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations (Note 2)	-	-	13,000	-
Purchase of short-term investments	-	-	-	(20,657)
Purchase of long-term investments	(6,450)	-	(24,450)	(8,537)
Purchase of other long-term investments	-	(100,000)	-	(145,000)
Proceeds from redemption of short-term investments	-	23,148	-	103,991
Proceeds from sale of long-term investments	359	-	1,500	14,000
Proceeds from redemption of other long-term investments	50	121	15,067	30,181
Expenditures on property, plant and equipment	(695,091)	(601,565)	(1,428,779)	(1,130,269)
Expenditures on other assets	(1,321)	(1,452)	(3,500)	(12,695)

Cash used in investing activities	(702,453)	(679,748)	(1,427,162)	(1,168,986)

FINANCING ACTIVITIES
Issue of share capital	1,148	512,042	20,512	1,668,160
Proceeds from interim funding facility (Note 10 (a))	476,451	-	1,180,162	-
Proceeds from (repayment of) credit facilities	14	(3,061)	(289)	1,547
Noncontrolling interests’ reduction of investment in subsidiaries	-	(9,449)	(960)	(18,233)
Noncontrolling interests’ investment in subsidiaries	622	709	726	4,689

Cash provided by financing activities	478,235	500,241	1,200,151	1,656,163

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(6,410)	6,130	6,711	9,916

NET CASH (OUTFLOW) INFLOW	(379,580)	(292,733)	(482,502)	311,048

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	895,132	1,867,812	998,054	1,264,031

CASH AND CASH EQUIVALENTS, END OF PERIOD	$515,552	$1,575,079	$515,552	$1,575,079

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$302,603	$521,463	$302,603	$521,463
Short-term money market instruments	212,949	1,053,616	212,949	1,053,616

	$515,552	$1,575,079	$515,552	$1,575,079

Supplementary cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

On June 28, 2012, at Turquoise Hill Resources Ltd.’s (“the Company”) Annual and Special Meeting the shareholders approved changing the Company’s name from Ivanhoe Mines Ltd. to Turquoise Hill Resources Ltd. The new name became effective on August 1, 2012.

1.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by the “Company” as set out in the audited consolidated financial statements for the year ended December 31, 2011.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2011.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at June 30, 2012 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2012, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.

The Company has five segments, Oyu Tolgoi LLC (66.0% owned) (“Oyu Tolgoi”) with its copper and gold project under construction in southern Mongolia; Ivanhoe Australia Limited (58.9% owned) (“Ivanhoe Australia”) with its copper-gold operations, development activities and exploration activities in Australia; SouthGobi Resources Ltd. (57.6% owned) (“SouthGobi”) with its coal operations and exploration activities in Mongolia; other exploration with projects primarily in Mongolia and Indonesia; and its corporate division.

References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.

(b)	Basis of presentation

For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Turquoise Hill”.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Comparative figures

In July 2012, the Company completed a rights offering which was open to all shareholders on a dilution free, equal participation basis at a subscription price less than the fair value of a common share of the Company (Note 11(e)). In accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for earnings per share, basic and diluted loss per share for all periods presented have been adjusted retroactively for a bonus element contained in the rights offering. Specifically, the weighted average number of common shares outstanding used to compute basic and diluted loss per share for the three and six months ended June 30, 2012 and 2011 have been multiplied by a factor of 1.09.

(d)	Accounting changes

•

In May 2011, the ASC guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position, but whose fair value is required to be disclosed. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012. The adoption of the updated guidance had no impact on the Company’s consolidated financial position or results of operations.

•

In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012, except for changes as they relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The adoption of the updated guidance had no impact on the Company’s consolidated financial position or results of operations.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	(Loss) earnings per share

The following table reconciles the numerators and the denominators of the basic and diluted (loss) earnings per share computations for net (loss) income from continuing operations:

	Three Months Ended June 30,			Six Months Ended June 30,
	2012	2011		2012	2011
		As Adjusted (Note 1 (c))	As Reported		As Adjusted (Note 1 (c))	As Reported
Net (loss) income attributable to Turquoise Hill Resources Ltd. from continuing operations	$(285,897)	$604	$604	$(366,497)	$(491,896)	$(491,896)
Effect of dilutive securities
None	-	-	-	-	-	-

Adjusted net (loss) income attributable to Turquoise Hill Resources Ltd. from continuing operations	$(285,897)	$604	$604	$(366,497)	$(491,896)	$(491,896)

Basic weighted average number of shares outstanding	810,161	721,599	660,414	809,686	699,936	640,588
Effect of dilutive securities
Share purchase warrants	-	34,513	31,586	-	-	-
Stock options	-	9,258	8,473	-	-	-
Bonus shares	-	193	177	-	-	-

	810,161	765,563	700,650	809,686	699,936	640,588

The following table lists securities that could potentially dilute basic (loss) earnings per share in the future that were not included in the computation of diluted (loss) earnings per share because to do so would have been antidilutive for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Share purchase warrants	55,000	-	55,000	-
Stock options	21,175	2,460	21,175	19,996
Bonus shares	137	-	137	623

	76,312	2,460	76,312	20,619

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	DISCONTINUED OPERATIONS

In February 2005, Turquoise Hill sold the Savage River Iron Ore Project in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that began on March 31, 2006. From 2006 to 2009, these contingent payments totalled $116.4 million.

During 2010, Turquoise Hill received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. In 2010, Turquoise Hill initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration. The arbitration hearing was scheduled to occur in December 2011. In November 2011, the parties reached an out-of-court settlement whereby the original purchaser agreed to pay Turquoise Hill a reduced balance of $13.0 million by March 31, 2012. Turquoise Hill received the final payment on March 28, 2012.

Turquoise Hill has received a total of $157.4 million in proceeds from the sale of the Savage River Project.

3.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents at June 30, 2012 included SouthGobi’s balance of $61.6 million (December 31, 2011 - $123.6 million) and Ivanhoe Australia’s balance of $51.5 million (December 31, 2011 - $170.3 million), which were not available for the Company’s general corporate purposes.

4.	INVENTORIES

	June 30, 2012	December 31, 2011

Coal stockpiles	$21,681	$9,390
Copper-gold stockpiles	1,577	2,875
Copper-gold concentrate	10,445	-
Materials and supplies	160,264	96,218

	$193,967	$108,483

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	LONG-TERM INVESTMENTS

	June 30, 2012	December 31, 2011

Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$-	$-
Exco Resources N.L. (b)	12,988	14,975
RDCC LLC (c)	6,399	-
Available-for-sale equity securities (d)	30,464	68,637
Held-for-trading equity securities (e)	3,316	7,431
Other equity securities, cost method (f)	16,234	16,234

	$69,401	$107,277

(a)	The Company holds a 50.0% interest in Altynalmas Gold Ltd. (“Altynalmas”), which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.

	June 30, 2012	December 31, 2011

Amount due from Altynalmas	$143,828	$123,617
Share of equity method losses in excess of common share investment	(143,828)	(123,617)

Net investment in Altynalmas	$-	$-

Amounts advanced to Altynalmas bear interest compounded monthly at a rate per annum equal to the one month London Inter-bank Offered Rate (“LIBOR”) plus 3.0% and are due on demand.

During the six month period ended June 30, 2012, Turquoise Hill recorded a $20.2 million (2011 - $9.8 million) share of loss on this investment.

(b)	During the six month period ended June 30, 2012, Turquoise Hill recorded a $0.3 million share of loss (2011 - $50.9 million share of income) on its investment in Exco Resources N.L. (“Exco”).

At June 30, 2012, Turquoise Hill recorded an other-than-temporary impairment of $1.7 million against its investment in Exco based on an assessment of the fair value of Exco.

At June 30, 2012, the market value of Turquoise Hill’s 22.3% investment in Exco was $13.0 million (Aud$12.7 million).

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	LONG-TERM INVESTMENTS (Continued)

(c)

Turquoise Hill has a 40.0% interest in RDCC LLC (“RDCC”), a jointly controlled entity. RDCC has signed a concession agreement with the State Property Committee in Mongolia to construct a paved highway from Turquoise Hill’s Ovoot Tolgoi Mine to the Mongolia-China border. The concession agreement is structured as a 15-year build, operate and transfer agreement.

During the six month period ended June 30, 2012, Turquoise Hill recorded a $0.1 million (2011 - $nil) share of loss on its investment in RDCC.

(d)	Available-for-sale equity securities

	June 30, 2012				December 31, 2011
	Equity Interest	Cost Basis	Unrealized (Loss) Gain	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value
Aspire Mining Limited	19.9%	$27,911	$(8,949)	$18,962	19.9%	$27,911	$18,925	$46,836
Entrée Gold Inc. (i)	10.7%	8,552	-	8,552	10.9%	19,957	(3,202)	16,755
Emmerson Resources Limited	8.7%	2,960	(183)	2,777	8.8%	2,957	1,775	4,732
Other	-	96	77	173	-	96	218	314

		$39,519	$(9,055)	$30,464		$50,921	$17,716	$68,637

(i)

During the six month period ended June 30, 2012, Turquoise Hill recorded an other-than-temporary impairment of $11.4 million against its investment in Entrée Gold Inc. (“Entrée”) based on an assessment of the fair value of Entrée.

(e)	Held-for-trading equity securities

During the six month period ended June 30, 2012, Turquoise Hill sold 10.0 million shares of Kangaroo Resources Limited (“Kangaroo”) for $1.5 million. This transaction resulted in a realized gain on sale of $38,000.

As at June 30, 2012, the market value of Turquoise Hill’s 1.2% investment in Kangaroo was $3.3 million.

(f)	Other equity securities, cost method

	June 30, 2012		December 31, 2011
	Equity Interest	Cost Basis	Equity Interest	Cost Basis
Ivanplats Limited	8.0%	$16,119	8.8%	$16,119
Other	-	115	-	115

		$16,234		$16,234

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	OTHER LONG-TERM INVESTMENTS

	June 30, 2012	December 31, 2011

Long-Term Notes (a)	$40,884	$32,277
Treasury Bill (b)	101,338	88,348
Prepayments (b)	151,987	136,103
Convertible Bonds (c)	17,864	15,627
Money Market investments	-	44,970

	$312,073	$317,325

(a)	Long-Term Notes

As at June 30, 2012, the Company held $62.7 million (December 31, 2011 - $62.5 million) principal amount of Long-Term Notes (received in 2009 upon completion of the Asset-Backed Commercial Paper restructuring) which was recorded at a fair value of $40.9 million. The increase from December 2011 of principal of $0.2 million was due to the strengthening of the Canadian dollar. The Company has designated the Long-Term Notes as held-for-trading. Accordingly, the Long-Term Notes are recorded at fair value with unrealized gains and losses included in earnings.

There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-Term Notes. The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

The Company is aware of a limited number of trades in the Long-Term Notes that occurred prior to June 30, 2012, but does not consider them to be of sufficient volume or value to constitute an active market. Accordingly, the Company has not used these trades to determine the fair value of its notes.

The Company has used a discounted cash flow approach to value the Long-Term Notes at June 30, 2012 incorporating the following assumptions:

Bankers Acceptance Rate:	1.14%
Discount Rates:	8% to 60%
Maturity Dates:	4.5 years

Based on the discounted cash flow model as at June 30, 2012, the fair value of the Long-Term Notes was estimated at $40.9 million. As a result of this valuation, the Company recorded an unrealized gain of $8.6 million for the six month period ended June 30, 2012.

Continuing uncertainties regarding the value of the assets that underlie the Long-Term Notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the Long-Term Notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the Long-Term Notes by approximately $1.6 million.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	OTHER LONG-TERM INVESTMENTS (Continued)

(b)	Treasury Bill and Prepayments

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having an aggregate face value of $115.0 million, for the aggregate sum of $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill is October 20, 2014.

Turquoise Hill made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011 respectively. The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. Unless already off-set fully against Mongolian taxes, the Mongolian Government must repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.

Turquoise Hill has designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term and Turquoise Hill’s intention to hold them to maturity is uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.

Turquoise Hill has used a discounted cash flow approach to value the T-Bill and tax prepayments incorporating the following weighted average assumptions:

	T-Bill		Tax Prepayments
	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011

Purchased Amount	$100,000,000	$100,000,000	$150,000,000	$150,000,000
Discount Rate	5.7%	9.9%	5.7%	9.9%
Term	2.3 years	2.8 years	0.3 years	1.5 years

Based on the discounted cash flow models as at June 30, 2012, the fair values of the T-Bill and tax prepayments were estimated at $101.3 million and $152.0 million respectively. As a result of these valuations, Turquoise Hill recorded an unrealized gain of $11.5 million on the T-Bill and an unrealized gain of $14.5 million on the tax prepayments in accumulated other comprehensive income for the six month period ended June 30, 2012.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	OTHER LONG-TERM INVESTMENTS (Continued)

(c)	Convertible Bonds

On November 10, 2011, Turquoise Hill participated in Ivanplats Limited’s (“Ivanplats”) convertible bond offering by purchasing 15,000 bonds at $1,000 each. Upon and subsequent to Ivanplats completing a qualifying initial public offering, Turquoise Hill and Ivanplats shall both have the right to convert the bonds into Ivanplats common shares at a conversion price equal to the qualifying initial public offering price. The bonds bear interest at rates ranging from 8.0% to 25.51% per annum, compounded annually, depending on the timing of certain events, including the timing of a qualifying initial public offering. Upon redemption or conversion, Turquoise Hill is also entitled to a bonus payment equal to 11.11% of the sum of the principal and interest then outstanding. The bonds mature on November 10, 2014.

The bonds are inherently complex financial instruments. In order to reduce accounting complexity Turquoise Hill has elected to apply the fair value option to account for its entire holding of Ivanplats bonds. Accordingly, each reporting period the bonds shall be remeasured at fair value with changes in fair value being recognized in earnings. As at June 30, 2012, the $17.9 million (December 31, 2011 - $15.6 million) aggregate fair value of the bonds was determined using an effective interest rate of 30.0%. As a result of this valuation, the Company recorded an unrealized gain of $2.2 million for the six month period ended June 30, 2012.

7.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2012			December 31, 2011
	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value
Mining plant and equipment
Ovoot Tolgoi, Mongolia	$45,810	$(4,653)	$41,157	$27,553	$(2,666)	$24,887
Australia	67,055	(3,247)	63,808	-	-	-

	$112,865	$(7,900)	$104,965	$27,553	$(2,666)	$24,887

Mineral property interests
Oyu Tolgoi, Mongolia	$83,023	$(6,489)	$76,534	$57,021	$(6,489)	$50,532
Ovoot Tolgoi, Mongolia	37,450	(2,215)	35,235	40,572	(1,913)	38,659
Australia	21,598	(126)	21,472	26,604	(126)	26,478
Other exploration projects	1,252	(1,244)	8	1,252	(1,244)	8

	$143,323	$(10,074)	$133,249	$125,449	$(9,772)	$115,677

Other capital assets
Oyu Tolgoi, Mongolia	$291,302	$(43,658)	$247,644	$41,252	$(20,441)	$20,811
Ovoot Tolgoi, Mongolia	400,749	(67,591)	333,158	347,135	(46,927)	300,208
Australia	15,841	(5,070)	10,771	43,730	(3,958)	39,772
Other exploration projects	4,833	(4,129)	704	4,562	(3,851)	711

	$712,725	$(120,448)	$592,277	$436,679	$(75,177)	$361,502

Capital works in progress
Oyu Tolgoi, Mongolia	$4,736,085	$-	$4,736,085	$3,753,857	$-	$3,753,857
Ovoot Tolgoi, Mongolia	71,121	-	71,121	82,760	-	82,760
Australia	32,915	-	32,915	24,818	-	24,818

	$4,840,121	$-	$4,840,121	$3,861,435	$-	$3,861,435

	$5,809,034	$(138,422)	$5,670,612	$4,451,116	$(87,615)	$4,363,501

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

8.	AMOUNTS DUE UNDER CREDIT FACILITIES

	June 30, 2012	December 31, 2011
Current
Non-revolving bank loans (a)	$5,711	$5,719
Two-year extendible loan facility (b)	39,347	39,165

	$45,058	$44,884

(a)	In October 2007, Turquoise Hill obtained non-revolving bank loans which are due on demand. Certain securities and other investments are pledged as collateral against these bank loans.

(b)

In April 2009, Turquoise Hill obtained a non-revolving, two-year extendible loan facility. Upon the loan facility’s original maturity in October 2010, Turquoise Hill elected to utilize the first one-year extension. Turquoise Hill has elected to utilize the second one-year extension available to it under the loan facility, extending the loan’s maturity to October 2012. Certain securities and other investments are pledged as collateral against the loan facility.

9.	CONVERTIBLE CREDIT FACILITY

	June 30, 2012	December 31, 2011

Principal amount of convertible debenture	$500,000	$500,000

(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	189	127
Reduction of carrying amount upon partial conversion	(93,370)	(93,370)

Carrying amount of debt host contract	93,527	93,465

Embedded derivative liability	22,394	48,388

Convertible credit facility	115,921	141,853

Accrued interest	4,284	6,301

Transaction costs allocated to deferred charges	(2,798)	(2,799)

Net carrying amount of convertible debenture	$117,407	$145,355

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. A first charge over SouthGobi’s assets, including the shares of its material subsidiaries, is pledged as collateral against the convertible debenture.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	CONVERTIBLE CREDIT FACILITY (Continued)

Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88).

CIC has the right to convert the debenture, in whole or in part, into common shares of SouthGobi from November 19, 2010 onwards. After November 19, 2014, SouthGobi is entitled to convert the debenture, in whole or in part, into its common shares at the conversion price if the conversion price is at least Cdn$10.66. The conversion price is the lower of Cdn$11.88 or the 50-day volume-weighted average price at the date of conversion, subject to a floor price of Cdn$8.88 per share.

As at June 30, 2012, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $22.4 million (December 31, 2011 - $48.4 million).

During the six month period ended June 30, 2012, Turquoise Hill capitalized $8.1 million (2011 – $3.3 million) of interest expense and $0.1 million (2011 - $nil) of accretion expense incurred on the convertible credit facility.

The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, risk-free rate of return, expected volatility of SouthGobi’s share price, forward Cdn$ exchange rate curves and spot Cdn$ exchange rates.

Assumptions used in the Monte Carlo valuation model are as follows:

	June 30, 2012	December 31, 2011

Floor conversion price	Cdn$8.88	Cdn$8.88

Ceiling conversion price	Cdn$11.88	Cdn$11.88

Expected volatility	71%	71%

Risk-free rate of return	2.25%	2.41%

Spot Cdn$ exchange rate	0.98	0.98

Forward Cdn$ exchange rate curve	0.95 - 0.98	0.96 - 1.01

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	INTERIM FUNDING FACILITIES

(a)	Interim Funding Facility

In December 2010, Rio Tinto committed to provide the Company with an initial, non-revolving interim funding facility of $1.8 billion to assist in sustaining Oyu Tolgoi Project development activities. The interim funding facility is on arm’s-length terms, with funds to be advanced to the Oyu Tolgoi Project on a month-to-month basis, if and when required. The interim funding facility matures on December 31, 2013, subject to earlier mandatory prepayment of all amounts from the proceeds of the first drawdown under the planned Oyu Tolgoi project financing package.

In November 2011, the Company made its first draw on the interim funding facility. As at June 30, 2012, a total of $1.6 billion (December 31, 2011 - $400.7 million) had been drawn down on the interim funding facility.

Amounts advanced to the Company under the interim funding facility bear interest at the weighted average rate of return earned by the Company on the aggregate interim funding facility proceeds advanced to Oyu Tolgoi. During the six month period ended June 30, 2012, the interim funding facility’s effective annual interest rate equaled 90% of the sum of the three-month LIBOR and 6.5%. During the six month period ended June 30, 2012, interest of $38.1 million (2011 - $nil) was incurred on the interim funding facility.

As part of the interim funding facility, the Company paid a front end fee of $18.0 million and is subject to a commitment fee of 0.4% annually, payable on a semi-annual basis in arrears on the daily average of the undrawn amount under the interim funding facility. During the six month period ended June 30, 2012, commitment fees of $1.5 million (2011 - $nil) were incurred on the interim funding facility.

During the six month period ended June 30, 2012, the interest expense and commitment fees were all capitalized as Oyu Tolgoi Project development costs.

(b)	Bridge Funding Facility

On April 18, 2012, the Company signed a Memorandum of Agreement (Note 11 (c)) with Rio Tinto that established Rio Tinto’s support for a series of funding measures, including an additional bridge funding facility of up to $1.5 billion towards continued construction of the first phase of the Oyu Tolgoi Project’s development. The bridge funding facility initially matures on April 23, 2013, subject to earlier mandatory prepayment of all amounts from the proceeds of the first drawdown under the planned Oyu Tolgoi project financing package. The bridge funding facility is extendable for one year at Rio Tinto’s discretion following the written request of the Company.

Amounts advanced to the Company under the bridge funding facility bear interest at LIBOR plus 5.0%. As part of the bridge funding facility, the Company paid a front end fee of $15.0 million and is subject to a commitment fee of 1.75% annually, payable on a semi-annual basis in arrears on the daily average of the undrawn amount under the bridge funding facility.

The $15.0 million front end fee is reported in the balance sheet as a prepaid expense and is amortized over the bridge funding facility’s first maturity period. During the six month period ended June 30, 2012, $1.6 million (2011 - $nil) of the front end fee was expensed as financing costs.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	INTERIM FUNDING FACILITIES (Continued)

(b)	Bridge Funding Facility (continued)

During the six month period ended June 30, 2012, commitment fees of $2.8 million (2011 - $nil) were incurred on the bridge funding facility and expensed as financing costs.

To date, the Company has not drawn down on the bridge funding facility.

11.	SHARE CAPITAL

(a)	Equity Incentive Plan

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Exploration (i)	$9,130	$9,303	$17,059	$18,625

General and administrative	38,693	8,214	46,700	22,311

	$47,823	$17,517	$63,759	$40,936

(i)

During the six months ended June 30, 2012, stock-based compensation of $6.8 million (2011 - $22.0 million) relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (continued)

Stock-based compensation charged to operations was incurred by Turquoise Hill as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Turquoise Hill Resources Ltd. (i)	$40,465	$10,295	$50,252	$26,939

SouthGobi Resources Ltd.	5,372	3,205	8,950	6,292

Ivanhoe Australia Limited	1,986	4,017	4,557	7,705

	$47,823	$17,517	$63,759	$40,936

(i)

During the six months ended June 30, 2012, 1,953,048 options were exercised, 531,485 options were cancelled and 210,000 options were granted. These granted options have a weighted average exercise price of Cdn$9.75, lives of five years, and vest in one year. The weighted average grant-date fair value of stock options granted during the six months ended June 30, 2012 was Cdn$2.98. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on a weighted average expected life of 2.3 years, risk-free interest rate of 1.02%, expected volatility of 54% and dividend yield of nil%.

In addition, during the six months ended June 30, 2012, as a result of implementing the board and management changes contemplated in the Memorandum of Agreement, 5,619,878 options vested in accordance with the terms of these awards.

During the six months ended June 30, 2012, stock-based compensation of $6.8 million (2011 – $22.0 million) relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment.

(b)	Rio Tinto Placements

In 2006, the Company and Rio Tinto formed a strategic partnership and entered into a private placement agreement whereby Rio Tinto would invest in Turquoise Hill. Since 2006 the parties have entered into a series of agreements pursuant to which Rio Tinto has provided equity and debt financing to Turquoise Hill. As a result of these transactions, Rio Tinto holds a significant investment interest in Turquoise Hill. These transactions are set out below:

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(b)	Rio Tinto Placements (continued)

(Stated in thousands of U.S. dollars, except for share amounts)

Nature of Investment by Rio Tinto	Period	Number of Shares Acquired (1)	Proceeds/ Transaction Value

Private Placement - Tranche 1	2006	37,089,883	$303,395
Anti Dilution Shares	2008	243,772	612
Private Placement - Tranche 2	2009	46,304,473	388,031
March 2010 Private Placement	2010	15,000,000	240,916
Exercise of Series A Warrants	2010	46,026,522	393,066
Conversion of Convertible Credit Facility	2010	40,083,206	400,832
Exercise of Anti Dilution Warrants	2010	720,203	2,229
Partial exercise of Series B Warrants	2010	33,783,784	300,000
Rights Offering	2011	34,387,776	477,302
Exercise of remaining Series B Warrants	2011	14,070,182	119,737
Exercise of Anti Dilution Warrants	2011	827,706	2,527
Exercise of Series C Warrants	2011	40,224,365	379,316
Exercise of Subscription Right	2011	27,896,570	535,908

Balance at December 31, 2011		336,658,442	$3,543,871
Exercise of Subscription Right (2)	January 2012	439,216	8,489

Balance at June 30, 2012		337,097,658	$3,552,360

(1) Shares acquired excludes other purchases made by Rio Tinto from third parties.

(2) In January 2012, Turquoise Hill received $8.5 million from Rio Tinto following Rio Tinto’s decision to exercise the subscription right granted to Rio Tinto as part of the terms of the December 2010 Heads of Agreement between Rio Tinto and Turquoise Hill.

On January 24, 2012, Rio Tinto announced that it had increased its stake in the Company to 51.0% from 49.0%, by purchasing an additional 15.1 million common shares of the Company from two sellers in a privately negotiated transaction.

As at June 30, 2012, Rio Tinto’s equity ownership in the Company was 50.9% (December 31, 2011 – 48.9%).

(c)	Memorandum of Agreement with Rio Tinto

On April 18, 2012, the Company signed a Memorandum of Agreement with Rio Tinto that established Rio Tinto’s support for a series of funding measures.

The agreement, negotiated by a committee of the Company’s independent directors, contained a comprehensive financing plan structured to secure Rio Tinto’s direct participation in, and support for, funding for planned developments at the Oyu Tolgoi Project.

Under the terms of the agreement Rio Tinto committed to the following steps:

•	Provide an additional bridge funding facility of up to $1.5 billion towards continued construction of the first phase of the Oyu Tolgoi Project’s development.

•	Support a rights offering, with a goal of generating $1.8 billion in gross proceeds.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(c)	Memorandum of Agreement with Rio Tinto (continued)

•	Provide full support for completion of an Oyu Tolgoi project-finance package of $3 to $4 billion that remains under negotiation with third-party lenders.

•

Enter into a completion support agreement with the Company and the project-finance lenders to cover the Oyu Tolgoi project-finance package now under negotiation, subject to lenders responding with improvements to the terms of the Oyu Tolgoi project financing. In exchange, the Company will pay Rio Tinto an annual fee of 2.5%, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the project financing at the end of each calendar month during the ensuing 12-month period.

Also under the terms of the agreement the Company agreed to issue 55 million Series D share-purchase warrants (“Series D Warrants”) to Rio Tinto. Each warrant would be exercisable to purchase one Turquoise Hill share at $12.79 at any time during a three-year period.

On May 22, 2012, Turquoise Hill and Rio Tinto agreed to amend certain terms of the Memorandum of Agreement. The amended terms addressed conditions of regulatory approval and more closely aligned the terms of the rights offering with market conditions current at the time.

Amendments to the agreement included:

•	Rio Tinto confirmed that it would take up its full basic subscription privilege under the $1.8 billion rights offering with respect to its 51% shareholding subject to certain conditions.

•	Rio Tinto agreed to eliminate the material adverse change condition for its standby commitment in relation to the decline that occurred in the Company’s share price.

•

Rio Tinto continued to provide a standby commitment for the full amount of the $1.8 billion rights offering, subject to certain conditions. Under the standby commitment, Rio Tinto was required to acquire any Turquoise Hill common shares not taken up under the rights offering.

•	Removing the previously announced $8.34 subscription price for the rights offering. Turquoise Hill and Rio Tinto agreed to price the rights offering in the final prospectus.

•

In consideration of eliminating the material adverse change condition for a decline in the Company’s share price, priced the exercise price of the Series D Warrants at $10.84 per share, subject to adjustment upon completion of the rights offering.

•	Confirming the standby commitment fee will be paid in cash. Rio Tinto agreed to waive its previously announced entitlement to reinvest its standby commitment fee in the Company’s common shares.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(d)	Series D Warrants

Under the terms of the Memorandum of Agreement with Rio Tinto, the Company agreed to issue 55 million Series D Warrants to Rio Tinto upon the filing of the rights offering preliminary prospectus on May 22, 2012. Each warrant would be exercisable to purchase one Company share at $12.79 at any time during a three-year period. The exercise price of the warrants was based on the volume-weighted average price of the Company’s shares on the NYSE on the five trading days preceding the date of the Memorandum of Agreement.

Under the May 22, 2012 amendment to the Memorandum of Agreement, it was agreed by the parties to price the exercise price for each Series D Warrant to (i) prior to the closing date of the rights offering, $10.84, and (ii) after the closing date of the rights offering, the median of the NRO Exercise Price and $8.89, being the US dollar volume weighted average price of a common share on the NYSE over the five trading days immediately before May 22, 2012. Where the “NRO Exercise Price” is the price obtained by multiplying $12.79 by a fraction (i) the numerator of which is the aggregate of (A) the number of common shares outstanding as of the record date of the rights offering and (B) a number determined by dividing the product of the rights offering subscription price and the number of common shares subscribed for or purchased under the rights offering and, if applicable, Rio Tinto’s standby commitment by the volume-weighted average trading price per common share at which the common shares have traded on the NYSE for the twenty consecutive trading days before the record date, and (ii) the denominator of which is the number of common shares outstanding immediately after the completion of the rights offering and, if applicable, Rio Tinto’s standby commitment on the closing date. In no event will the NRO Exercise Price be lower than $8.89.

On July 26, 2012, after the closing of the rights offering, the number of Series D Warrants was adjusted to from 55,000,000 to 74,247,460 and the exercise price was adjusted from $10.84 to $10.37.

Turquoise Hill has recorded an amount of $164.4 million in equity attributable to the fair value of the Series D Warrants. A corresponding amount was expensed as financing costs during the six months ended June 30, 2012. As at May 22, 2012, the fair value of the Series D Warrants was determined using a Black-Scholes option pricing model, using the following assumptions:

Exercise price	$10.33
Theorectical ex-rights share price	$8.62
Risk-free interest rate	0.46%
Expected life	3.0 years
Expected volatility	60%
Expected dividends	Nil

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(e)	2012 Rights Offering

In June 2012, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at June 19, 2012 received one right for each common share held. Every 20 rights held entitled the holder thereof to purchase 7 common shares of the Company at $7.00 per share or Cdn$7.17 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on July 19, 2012.

Upon the closing of the rights offering in July 2012, the Company issued a total of 259,558,050 common shares for gross proceeds of $1.8 billion. Expenses and fees relating to the rights offering totalled approximately $75 million.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $7.00 or Cdn$7.17 subscription price. Furthermore, the Cdn$7.17 subscription price was not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On June 14, 2012, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized an aggregate derivative financial liability of $688.4 million associated with the Company’s legal obligation to carry out the rights offering. This amount was comprised of $344.8 million attributable to rights held by the Company’s noncontrolling shareholders and $343.6 million attributable to rights held by Rio Tinto. Deficit was adjusted by a corresponding amount. Each reporting period the derivative financial liability is remeasured at fair value with changes being recognized in earnings. During the six month period ended June 30, 2012, Turquoise Hill recognized a derivative gain of $18.5 million (2011 - $nil).

The derivative financial liability is settled as rights are exercised or expire unexercised. The fair value of rights exercised shall be reclassified from the derivative financial liability to share capital at the time of exercise. The fair value of rights that expire unexercised shall be reclassified from the derivative financial liability to additional paid-in capital at the time of expiry.

Under the amendment to the Memorandum of Agreement, Rio Tinto confirmed that it would take up its full basic subscription privilege under the $1.8 billion rights offering with respect to its 51% shareholding, subject to certain conditions. Rio Tinto was committed to exercising its full basic subscription privilege regardless of whether or not the rights are in the money. Accordingly, the fair value of the derivative financial liability attributable to rights held by Rio Tinto was estimated using a forward contract pricing model, using the following assumptions:

	June 30, 2012	June 14, 2012
Theorectical ex-rights share price	$9.86	$9.52
Risk-free rate of return	0.15%	0.17%
Spot Cdn$ exchange rate	0.98	0.98

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SHARE CAPITAL (Continued)

(e)	2012 Rights Offering (continued)

The fair value of the derivative financial liability attributable to rights held by the Company’s noncontrolling shareholders was determined by reference to published market quotations for the rights.

(f)	2011 Rights Offering

In December 2010, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 31, 2010 received one right for each common share held. Every 100 rights held entitled the holder thereof to purchase 15 common shares of the Company at $13.88 per share or Cdn$13.93 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 26, 2011.

Upon the closing of the rights offering, the Company issued a total of 84,867,671 common shares for gross proceeds of $1.18 billion. Expenses and fees relating to the rights offering totalled approximately $27.3 million.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $13.88 or Cdn$13.93 subscription price. Furthermore, the Cdn$13.93 subscription price was not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On December 23, 2010, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized a derivative financial liability of $901.9 million associated with the Company’s legal obligation to carry out the rights offering. Deficit was adjusted by a corresponding amount. Each reporting period the derivative financial liability was remeasured at fair value with changes being recognized in earnings. During the six month period ended June 30, 2012, Turquoise Hill recognized a derivative loss of $nil (2011 - $432.5 million).

The derivative financial liability was settled as rights were exercised or expired unexercised. A total of $1.19 billion was reclassified from the derivative financial liability to share capital, representing the fair value of rights exercised. At expiry, a total of $5.7 million was reclassified from the derivative financial liability to additional paid-in capital, representing the fair value of rights which expired unexercised.

The fair value of the derivative financial liability was determined by reference to published market quotations for the rights.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	NONCONTROLLING INTERESTS

At June 30, 2012 there were noncontrolling interests in SouthGobi, Ivanhoe Australia and Oyu Tolgoi:

	Noncontrolling Interests
	SouthGobi	Ivanhoe Australia	Oyu Tolgoi (a)	Total
Balance, December 31, 2011	$ 283,716	$ 100,868	$ (367,599)	$ 16,985

Noncontrolling interests’ share of loss	(1,197)	(32,928)	(10,351)	(44,476)
Noncontrolling interests’ share of other comprehensive (loss) income	(10,805)	(245)	8,856	(2,194)
Common share investments funded on behalf of noncontrolling interest (a)	-	-	(149,464)	(149,464)
Changes in noncontrolling interests arising from changes in ownership interests	2,777	378	149,464	152,619

Balance, June 30, 2012	$ 274,491	$ 68,073	$ (369,094)	$ (26,530)

(a)

During 2011 and 2012, a subsidiary of the Company funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to a subsidiary of the Company via a pledge over Erdenes’ share of future Oyu Tolgoi dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to a subsidiary of the Company.

Common share investments in Oyu Tolgoi funded by a subsidiary of the Company on behalf of Erdenes are recorded as a reduction to the net carrying value of noncontrolling interest. As at June 30, 2012, the cumulative amounts of such funding and associated unrecognized interest were $259.6 million (December 31, 2011 - $110.1) and $6.5 million (December 31, 2011 - $1.0 million) respectively.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

13.	CASH FLOW INFORMATION

(a)	Reconciliation of net (loss) income to net cash flow used in operating activities

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Net (loss) income	$(306,110)	$28,020	$(410,973)	$(493,192)
Items not involving use of cash
Stock-based compensation	43,707	16,354	58,669	38,622
Accretion expense	1,225	186	2,209	362
Depreciation	13,924	8,434	21,978	11,745
Accrued interest income	(2,576)	(3,078)	(5,037)	(6,105)
Interest expense	-	(2,182)	-	742
Financing costs	165,950	-	165,950	-
Unrealized losses (gains) on long-term investments	2,282	(3,453)	2,654	309
Realized loss (gain) on sale of long-term investments	47	-	(38)	(10,628)
Unrealized gains on other long-term investments	(2,042)	(1,007)	(10,915)	(1,395)
Realized gain on redemption of other long-term investments	(24)	(65)	(32)	(98)
Change in fair value of derivative	(18,506)	-	(18,506)	432,536
Change in fair value of embedded derivatives	(26,771)	(70,422)	(25,995)	(33,641)
Unrealized foreign exchange losses (gains)	5,164	(430)	(4,996)	(3,505)
Share of loss (income) of significantly influenced investees	2,270	(44,844)	20,557	(41,130)
Write-down of carrying value of inventory	8,733	10,557	13,205	15,875
Write-down of carrying value of long-term investments	9,269	-	13,129	-
Deferred income taxes	(1,141)	1,909	(1,666)	(12,883)
Bonus shares	4,116	1,163	5,090	2,314
Net change in non-cash operating working capital items:
Decrease (increase) in:
Accounts receivable	22,580	(39,936)	31,832	(32,187)
Inventories	(41,334)	(12,943)	(89,640)	(45,354)
Prepaid expenses	(23,832)	(15,082)	(18,935)	(19,451)
(Decrease) increase in:
Accounts payable and accrued liabilities	(17,255)	10,411	(25,481)	13,046
Deferred revenue	4,872	-	4,872	-
Interest payable on long-term debt	6,500	(2,948)	9,867	(2,027)

Cash used in operating activities	$(148,952)	$(119,356)	$(262,202)	$(186,045)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011

Financing activites:
Rights offering (Note 11 (f))	$-	$-	$-	$1,193,064
Interest settlement on convertible debenture (Note 9)	-	-	4,000	4,011

	$-	$-	$4,000	$1,197,075

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SEGMENT DISCLOSURES

	Six Months Ended June 30, 2012
	Oyu Tolgoi	Ivanhoe Australia (a)	SouthGobi (b)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$19,789	$48,565	$-	$-	$68,354

COST OF SALES
Production and delivery	-	(13,906)	(33,345)	-	-	(47,251)
Depreciation and depletion	-	(2,238)	(17,409)	-	-	(19,647)
Write-down of carrying value of inventory	-	(7,907)	(5,298)	-	-	(13,205)

	-	(24,051)	(56,052)	-	-	(80,103)
EXPENSES
Exploration	(31,033)	(78,329)	(25,502)	(6,975)	-	(141,839)
General and administrative	-	-	-	-	(112,504)	(112,504)
Depreciation	-	(2,090)	(110)	(97)	(34)	(2,331)
Accretion of asset retirement obligations	(764)	(1,124)	(258)	-	-	(2,146)

TOTAL EXPENSES	(31,797)	(105,594)	(81,922)	(7,072)	(112,538)	(338,923)

OPERATING LOSS	(31,797)	(85,805)	(33,357)	(7,072)	(112,538)	(270,569)

OTHER INCOME (EXPENSES)
Interest income	3,204	2,858	256	29	4,364	10,711
Interest expense	-	-	(1,959)	(1)	(762)	(2,722)
Financing costs	-	-	-	-	(168,721)	(168,721)
Accretion of convertible credit facility	-	-	(63)	-	-	(63)
Foreign exchange (losses) gains	(1,315)	199	(1,960)	(85)	4,403	1,242
Unrealized losses on long-term investments	-	-	(2,654)	-	-	(2,654)
Realized gain on sale of long-term investments	-	-	38	-	-	38
Unrealized gains on other long-term investments	-	-	30	-	10,885	10,915
Realized gain on redemption of other long-term investments	-	-	-	-	32	32
Change in fair value of derivative	-	-	-	-	18,506	18,506
Change in fair value of embedded derivatives	-	-	25,995	-	-	25,995
Write-down of carrying value of long-term investments	-	(1,724)	-	-	(11,405)	(13,129)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(29,908)	(84,472)	(13,674)	(7,129)	(255,236)	(390,419)
(Provision) recovery of income taxes	(518)	(520)	1,962	(613)	(308)	3
Share of loss of significantly influenced investees	-	(291)	(54)	-	(20,212)	(20,557)

NET LOSS	(30,426)	(85,283)	(11,766)	(7,742)	(275,756)	(410,973)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING
INTERESTS	10,351	32,928	1,197	-	-	44,476

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(20,075)	$(52,355)	$(10,569)	$(7,742)	$(275,756)	$(366,497)

CAPITAL EXPENDITURES	$1,319,197	$39,012	$70,445	$118	$7	$1,428,779

TOTAL ASSETS	$5,501,597	$247,027	$799,005	$11,653	$456,876	$7,016,158

(a)	During the six months ended June 30, 2012, all of Ivanhoe Australia’s revenue arose from sales in Australia to one customer.

(b)	During the six months ended June 30, 2012, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenues from the two largest customers were $21.3 million and $16.0 million, respectively.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended June 30, 2012
	Oyu Tolgoi	Ivanhoe Australia (a)	SouthGobi (b)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$19,789	$8,412	$-	$-	$28,201

COST OF SALES
Production and delivery	-	(13,906)	(13,766)	-	-	(27,672)
Depreciation and depletion	-	(2,238)	(11,072)	-	-	(13,310)
Write-down of carrying value of inventory	-	(7,907)	(826)	-	-	(8,733)

	-	(24,051)	(25,664)	-	-	(49,715)
EXPENSES
Exploration	(17,230)	(30,699)	(14,693)	(2,460)	-	(65,082)
General and administrative	-	-	-	-	(80,986)	(80,986)
Depreciation	-	(509)	(55)	(18)	(32)	(614)
Accretion of asset retirement obligations	(510)	(558)	(125)	-	-	(1,193)

TOTAL EXPENSES	(17,740)	(55,817)	(40,537)	(2,478)	(81,018)	(197,590)

OPERATING LOSS	(17,740)	(36,028)	(32,125)	(2,478)	(81,018)	(169,389)

OTHER INCOME (EXPENSES)
Interest income	1,597	909	105	17	2,194	4,822
Interest expense	-	-	(1,607)	(1)	(379)	(1,987)
Financing costs	-	-	-	-	(168,721)	(168,721)
Accretion of convertible credit facility	-	-	(32)	-	-	(32)
Foreign exchange (losses) gains	(4,369)	245	483	(154)	(4,874)	(8,669)
Unrealized losses on long-term investments	-	-	(2,282)	-	-	(2,282)
Realized losses on sale of long-term investments	-	-	(47)	-	-	(47)
Unrealized gains on other long-term investments	-	-	-	-	2,042	2,042
Realized gain on redemption of other long-term investments	-	-	-	-	24	24
Change in fair value of derivative	-	-	-	-	18,506	18,506
Change in fair value of embedded derivatives	-	-	26,771	-	-	26,771
Write-down of carrying value of long-term investments	-	(549)	-	-	(8,720)	(9,269)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(20,512)	(35,423)	(8,734)	(2,616)	(240,946)	(308,231)
(Provision) recovery of income taxes	(590)	(726)	5,647	1	59	4,391
Share of loss of significantly influenced investees	-	(1,056)	(54)	-	(1,160)	(2,270)

NET LOSS	(21,102)	(37,205)	(3,141)	(2,615)	(242,047)	(306,110)
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	6,742	14,353	(882)	-	-	20,213

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(14,360)	$(22,852)	$(4,023)	$(2,615)	$(242,047)	$(285,897)

CAPITAL EXPENDITURES	$617,914	$19,525	$57,527	$118	$7	$695,091

TOTAL ASSETS	$5,501,597	$247,027	$799,005	$11,653	$456,876	$7,016,158

(a)	During the three months ended June 30, 2012, all of Ivanhoe Australia’s revenue arose from sales in Australia to one customer.

(b)

During the three months ended June 30, 2012, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenues for the three largest customers were $2.7 million, $2.5 million and $2.3 million, respectively.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SEGMENT DISCLOSURES (Continued)

	Six Months Ended June 30, 2011
	Oyu Tolgoi	Ivanhoe Australia	SouthGobi (a)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$-	$67,494	$-	$-	$67,494

COST OF SALES
Production and delivery	-	-	(43,574)	-	-	(43,574)
Depreciation and depletion	-	-	(10,530)	-	-	(10,530)
Write-down of carrying value of inventory	-	-	(15,875)	-	-	(15,875)

	-	-	(69,979)	-	-	(69,979)
EXPENSES
Exploration	(11,097)	(73,384)	(22,620)	(7,701)	-	(114,802)
General and administrative	-	-	-	-	(44,761)	(44,761)
Depreciation	(86)	(676)	(141)	(231)	(81)	(1,215)
Accretion of asset retirement obligations	(207)	-	(127)	-	-	(334)

TOTAL EXPENSES	(11,390)	(74,060)	(92,867)	(7,932)	(44,842)	(231,091)

OPERATING LOSS	(11,390)	(74,060)	(25,373)	(7,932)	(44,842)	(163,597)

OTHER INCOME (EXPENSES)
Interest income	2,196	4,155	782	24	2,894	10,051
Interest expense	-	-	(6,935)	-	(748)	(7,683)
Financing costs	-	-	-	-	-	-
Accretion of convertible credit facility	-	-	(28)	-	-	(28)
Foreign exchange gains (losses)	2,140	(38)	12	47	3,242	5,403
Unrealized losses on long-term investments	-	-	(309)	-	-	(309)
Realized gain on sale of long-term investments	-	-	-	-	10,628	10,628
Unrealized (losses) gains on other long-term investments	-	-	(179)	-	1,574	1,395
Realized gain on redemption of other long-term investments	-	-	-	-	98	98
Change in fair value of derivative	-	-	-	-	(432,536)	(432,536)
Change in fair value of embedded derivatives	-	-	33,641	-	-	33,641
Write-down of carrying value of long-term investments	-	-	-	-	-	-

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(7,054)	(69,943)	1,611	(7,861)	(459,690)	(542,937)
(Provision) recovery of income taxes	(5)	(617)	11,333	(14)	(2,082)	8,615
Share of income (loss) of significantly influenced investees	-	50,921	-	-	(9,791)	41,130

NET (LOSS) INCOME	(7,059)	(19,639)	12,944	(7,875)	(471,563)	(493,192)
NET LOSS (INCOME) ATTRIBUTABLE TO
NONCONTROLLING INTERESTS	5,032	4,556	(8,292)	-	-	1,296

NET (LOSS) INCOME ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(2,027)	$(15,083)	$4,652	$(7,875)	$(471,563)	$(491,896)

CAPITAL EXPENDITURES	$1,014,136	$3,274	$112,158	$660	$41	$1,130,269

TOTAL ASSETS	$2,675,550	$281,039	$955,722	$14,208	$1,069,857	$4,996,376

(a)

During the six months ended June 30, 2011, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenues for the three largest customers were $28.5 million, $17.3 million and $13.3 million, respectively.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended June 30, 2011
	Oyu Tolgoi	Ivanhoe Australia	SouthGobi (a)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$-	$47,336	$-	$-	$47,336

COST OF SALES
Production and delivery	-	-	(31,416)	-	-	(31,416)
Depreciation and depletion	-	-	(7,731)	-	-	(7,731)
Write-down of carrying value of inventory	-	-	(10,557)	-	-	(10,557)

	-	-	(49,704)	-	-	(49,704)
EXPENSES
Exploration	(6,009)	(43,021)	(14,136)	(5,413)	-	(68,579)
General and administrative	-	-	-	-	(19,483)	(19,483)
Depreciation	(43)	(424)	(54)	(106)	(76)	(703)
Accretion of asset retirement obligations	(104)	-	(68)	-	-	(172)

TOTAL EXPENSES	(6,156)	(43,445)	(63,962)	(5,519)	(19,559)	(138,641)

OPERATING LOSS	(6,156)	(43,445)	(16,626)	(5,519)	(19,559)	(91,305)

OTHER INCOME (EXPENSES)
Interest income	1,193	1,915	355	15	1,435	4,913
Interest expense	-	-	(2,959)	-	(377)	(3,336)
Financing costs	-	-	-	-	-	-
Accretion of convertible credit facility	-	-	(14)	-	-	(14)
Foreign exchange gains (losses)	1,028	(22)	324	(25)	949	2,254
Unrealized gains on long-term investments	-	-	3,453	-	-	3,453
Realized gain on sale of long-term investments	-	-	-	-	-	-
Unrealized gains on other long-term investments	-	-	175	-	832	1,007
Realized gain on redemption of other long-term investments	-	-	-	-	65	65
Change in fair value of derivative	-	-	-	-	-	-
Change in fair value of embedded derivatives	-	-	70,422	-	-	70,422
Write-down of carrying value of long-term investments	-	-	-	-	-	-

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(3,935)	(41,552)	55,130	(5,529)	(16,655)	(12,541)
(Provision) recovery of income taxes	(5)	(520)	(2,365)	3	(1,396)	(4,283)
Share of income (loss) of significantly influenced investees	-	45,721	-	-	(877)	44,844

NET (LOSS) INCOME	(3,940)	3,649	52,765	(5,526)	(18,928)	28,020
NET INCOME ATTRIBUTABLE TO NONCONTROLLING
INTERESTS	(731)	(2,640)	(24,045)	-	-	(27,416)

NET (LOSS) INCOME ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(4,671)	$1,009	$28,720	$(5,526)	$(18,928)	$604

CAPITAL EXPENDITURES	$519,910	$1,570	$79,519	$532	$34	$601,565

TOTAL ASSETS	$2,675,550	$281,039	$955,722	$14,208	$1,069,857	$4,996,376

(a)

During the three months ended June 30, 2011, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenues for the three largest customers were $20.4 million, $13.3 million and $9.0 million, respectively.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at June 30, 2012
	Total	Level 1	Level 2	Level 3

Assets:
Short-term investments	$30,000	$30,000	$-	$-
Long-term investments	33,780	33,780	-	-
Other long-term investments	312,073	-	-	312,073

	$375,853	$63,780	$-	$312,073

Liabilities:
Rights offering derivative liability	$669,896	$329,031	$340,865	$-
Embedded derivative liability	22,394	-	22,394	-

	$692,290	$329,031	$363,259	$-

	Fair Value at December 31, 2011
	Total	Level 1	Level 2	Level 3

Assets:
Short-term investments	$-	$-	$-	$-
Long-term investments	76,068	76,068	-	-
Other long-term investments	317,325	44,970	-	272,355

	$393,393	$121,038	$-	$272,355

Liabilities:
Rights offering derivative liability	$-	$-	$-	$-
Embedded derivative liability	48,388	-	48,388	-

	$48,388	$-	$48,388	$-

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	FAIR VALUE ACCOUNTING (Continued)

The Company’s short-term and long-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments.

The Company’s other long-term investments are classified within levels 1 and 3 of the fair value hierarchy and consist of Long-Term Notes, T-Bill, tax prepayments, convertible bonds and Money Market investments.

The Company’s rights offering derivative liability is classified within levels 1 and 2 of the fair value hierarchy.

The Company’s embedded derivative liability, included within the convertible credit facility (Note 9), is classified within level 2 of the fair value hierarchy as it is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

The table below sets forth a summary of changes in the fair value of the Company’s level 3 financial assets for the six months ended June 30, 2012.

	Long-Term Notes	T-Bill	Tax Prepayments	Convertible Bonds	Totals
Balance, December 31, 2010	$29,763	$80,394	$36,486	$-	$146,643

Additions	-	-	100,000	15,000	115,000
Accrued interest	-	2,930	1,903	-	4,833
Foreign exchange losses	(604)	-	-	-	(604)
Fair value redeemed	(106)	-	-	-	(106)
Unrealized gains (losses) included in other comprehensive income	-	5,024	(2,286)	-	2,738
Unrealized gains included in earnings	3,224	-	-	627	3,851

Balance, December 31, 2011	$32,277	$88,348	$136,103	$15,627	$272,355

Accrued interest	-	1,491	1,337	-	2,828
Foreign exchange gains	(5)	-	-	-	(5)
Fair value redeemed	(36)	-	-	-	(36)
Unrealized gains included in other comprehensive income	-	11,499	14,547	-	26,046
Unrealized gains included in earnings	8,648	-	-	2,237	10,885

Balance, June 30, 2012	$40,884	$101,338	$151,987	$17,864	$312,073

16.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)

Turquoise Hill is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Turquoise Hill does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

(b)

Turquoise Hill is exposed to interest rate risk with respect to the variable rates of interest incurred on the amounts due under credit facilities (Note 8), the interim funding facility (Note 10 (a)) and cash and cash equivalents. Interest rate risk is concentrated in Canada. Turquoise Hill does not mitigate the balance of this risk.

TURQUOISE HILL RESOURCES LTD. (formerly Ivanhoe Mines Ltd.)

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

18.	SUBSEQUENT EVENTS

(a)

On August 2, 2012, Turquoise Hill and Aluminum Corporation of China Ltd. (“Chalco”) agreed to extend by an additional 30 days the time for Chalco to make a proportional takeover bid for up to 60%, but not less than 56%, of the common shares of SouthGobi at Cdn$8.48 per share. Instead of August 3, 2012, Chalco has now agreed to make a take-over bid on or before September 4, 2012.

Chalco’s original intended bid was announced on April 2, 2012 and a 30-day extension was announced on July 3, 2012. Turquoise Hill currently owns 104,807,155 shares of SouthGobi, representing approximately 57.6% of SouthGobi’s issued and outstanding shares. Turquoise Hill has entered into a lock-up agreement with Chalco and has agreed to tender all of its SouthGobi shares, on a pro-rata basis, to Chalco. With the exception of the two additional 30-day extensions to the date of launching the bid and the date the bid is expected to be taken up at the latest, all other terms and conditions of the lock-up agreement remain in place.

The proportional offer from Chalco will be made by way of a takeover-bid circular under British Columbia law and will be made to all SouthGobi shareholders. If individual shareholders elect to tender more than 60% of their common shares of SouthGobi to the takeover bid – and if Chalco receives less than 60% of outstanding common shares of SouthGobi as a result of the offer – a proportional amount of shares will be taken up, on a pro rata basis, from each shareholder who has elected to tender those additional shares.

The proportional offer by Chalco is subject to all statutory and regulatory approvals, including Investment Canada Act and Competition Act approvals, Chinese regulatory approvals, regulatory approvals from the Government of Mongolia, as may be required, and Chalco shareholder approval. Chalco’s bid also is subject to confirmation by China Investment Corporation, SouthGobi’s second-largest shareholder, that it does not intend to exercise its right of first offer over Ivanhoe Mines’ SouthGobi shares.

(formerly Ivanhoe Mines Ltd.)	Share Information Common shares of Turquoise Hill Resources Ltd. are listed for trading under the symbol TRQ on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.turquoisehill.com

Interim Report for the three and six month

periods ended June 30, 2012.

Share Capital

At August 14, 2012, the Company had 1.0 billion common shares issued and outstanding and warrants and stock options outstanding for 102.8 million additional common shares.

	Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Jason Combes Media: Tony Shaffer Suite 615-999 Canada Place Vancouver, B.C., Canada V6C 3E1 Email: info@turquoisehill.com Tel: (604) 688-5755

INTRODUCTION

This discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) should be read in conjunction with the unaudited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three- and six-month periods ended June 30, 2012, and with the audited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the year ended December 31, 2011. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.

This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 31.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 27.

The effective date of this MD&A is August 14, 2012.

OVERVIEW

TURQUOISE HILL ANNOUNCES FINANCIAL RESULTS

AND REVIEW OF OPERATIONS FOR THE SECOND QUARTER OF 2012

HIGHLIGHTS

•	Overall phase-one construction of the Oyu Tolgoi Project reached 90% completion at the end of Q2’12 and advanced to 94% completion at the end of July 2012.

•	Oyu Tolgoi construction remains on target for planned start-up in second half of 2012 and commencement of commercial production in first half of 2013.

•	First ore was delivered to the Oyu Tolgoi Projects’s primary crusher in July 2012 in conjunction with pre-commissioning of the crusher, overland conveyor and coarse-ore stockpile circuits.

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•

Stringing of electrical transmission lines for initial power to the Oyu Tolgoi Project has been completed in both Mongolia and China - the lines have been successfully tested with full power loads and are ready for commissioning.

•

Memorandum of Agreement with Rio Tinto announced on April 18, 2012, and amended on May 22, 2012, established Rio Tinto’s support for a series of funding measures expected to cover capital requirements for the Oyu Tolgoi Project for next several years.

•	Completion of highly-successful rights offering in July 2012 yielded $1.8 billion in gross proceeds.

•	Appointment of six new directors during Q2’12 and two additional directors in August 2012 conclude restructuring of the Company’s board.

•	Chalco announced its intention to make a proportional offer for up to 60% of SouthGobi Resources on April 1, 2012 – the period for Chalco to make an offer has been extended until September 4, 2012.

•	First shipment of copper-gold concentrate from Ivanhoe Australia’s Osborne Mine departed for Asian smelters in mid-June 2012.

•

Turquoise Hill’s cash position, on a consolidated basis at June 30, 2012, was $515.6 million. As at August 14, 2012, Turquoise Hill’s consolidated cash position had increased to approximately $2.2 billion as a result of closing the $1.8 billion rights offering in July 2012.

•	Shareholders approved changing the Company’s name to Turquoise Hill Resources Ltd., which took effect on August 2, 2012 and the trading symbol changed to TRQ on August 8, 2012.

2

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

INDEX

The MD&A is comprised of the following sections:

1.	Selected Quarterly Data

2.	Review of Operations

A.	Corporate Activities

B.	Core Interests and Activities

i.	Mongolia – Oyu Tolgoi
ii.	Mongolia – SouthGobi
iii.	Australia – Ivanhoe Australia
iv.	Kazakhstan – Altynalmas Gold
v.	Other Exploration

C.	Update of Developments with Rio Tinto

D.	Discontinued Operations

E.	Administrative and Other

3.	Liquidity and Capital Resources

4.	Share Capital

5.	Outlook

6.	Off-Balance-Sheet Arrangements

7.	Contractual Obligations

8.	Changes in Accounting Policies

9.	Critical Accounting Estimates

10.	Recent Accounting Pronouncements

11.	International Financial Reporting Standards

12.	Risks and Uncertainties

13.	Related-Party Transactions

14.	Changes in Internal Control over Financial Reporting

15.	Qualified Person

16.	Cautionary Statements

17.	Forward-Looking Statements

3

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

1. SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)		Quarter Ended

	Jun-30 2012	Mar-31 2012	Dec-31 2011	Sep-30 2011

Revenue	$28.2	$40.2	$51.0	$60.5
Cost of sales	(49.7)	(30.4)	(44.2)	(54.0)
Exploration expenses	(65.1)	(76.8)	(88.2)	(79.6)
General and administrative	(81.0)	(31.5)	(34.6)	(21.4)
Financing costs	(168.7)	-	-	-
Foreign exchange (losses) gains	(8.7)	9.9	13.3	(35.6)
Change in fair value of derivative	18.5	-	-	-
Change in fair value of embedded derivatives	26.8	(0.8)	10.8	62.1
Gain on settlement of note receivable	-	-	-	103.0
Net (loss) income from continuing operations	(285.9)	(80.6)	(85.8)	16.4
(Loss) income from discontinued operations	-	-	-	(9.1)
Net (loss) income attributable to parent	(285.9)	(80.6)	(85.8)	7.3
Net (loss) income per share - basic
Continuing operations	($0.35)	($0.10)	($0.04)	$0.02
Discontinued operations	$0.00	$0.00	$0.00	($0.01)
Total	($0.35)	($0.10)	($0.04)	$0.01

Net (loss) income per share - diluted
Continuing operations	($0.35)	($0.10)	($0.04)	$0.02
Discontinued operations	$0.00	$0.00	$0.00	($0.01)
Total	($0.35)	($0.10)	($0.04)	$0.01

	Jun-30 2011	Mar-31 2011	Dec-31 2010	Sep-30 2010

Revenue	$47.3	$20.2	$41.6	$6.6
Cost of sales	(49.7)	(20.3)	(46.4)	(14.9)
Exploration expenses	(68.6)	(46.2)	(59.6)	(48.1)
General and administrative	(19.5)	(25.3)	(46.4)	(15.0)
Foreign exchange gains (losses)	2.3	3.2	6.6	5.3
Change in fair value of derivative	-	(432.5)	135.7	-
Change in fair value of embedded derivatives	70.4	(36.8)	(20.0)	49.8
Net income (loss) from continuing operations	0.6	(492.5)	37.3	(24.9)
Income (loss) from discontinued operations	-	-	-	-
Net (loss) income attributable to parent	0.6	(492.5)	37.3	(24.9)
Net income (loss) per share - basic
Continuing operations	$0.00	($0.73)	$0.06	($0.04)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$0.00	($0.73)	$0.06	($0.04)

Net income (loss) per share - diluted
Continuing operations	$0.00	($0.73)	$0.06	($0.04)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$0.00	($0.73)	$0.06	($0.04)

4

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

2. REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on copper, gold and coal mines in Central Asia and the Asia Pacific Region. Turquoise Hill’s principal operations include:

•	A 66% interest in Oyu Tolgoi LLC, whose principal asset is the Oyu Tolgoi copper-gold project under construction in southern Mongolia.

•	A 58% interest in SouthGobi, which operates the Ovoot Tolgoi mine in southern Mongolia and is conducting exploration and development programs at other Mongolian coal prospects.

•

A 59% interest in Ivanhoe Australia, which joined the ranks of producing companies with the start of copper and gold production at its Osborne processing plant in late February 2012 and also is progressing its other projects in the Cloncurry region of Queensland, Australia.

•	A 50% interest in Altynalmas Gold, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in northeastern Kazakhstan.

In Q2’12, Turquoise Hill recorded a net loss of $285.9 million ($0.35 per share), compared to net income of $0.6 million ($0.00 per share) in Q2’11, which was a change of $286.5 million. Results for Q2’12 included $65.1 million in exploration expenses; $49.7 million in cost of sales; $81.0 million in general and administrative expenses; $168.7 million in financing costs (which includes a non-cash amount of $164.4 million for the issue of the Series D warrants to Rio Tinto); $2.0 million in interest expense; a $2.3 million share of loss of significantly influenced investees; $8.7 million in foreign exchange losses and a $9.3 million write-down of carrying value of long-term investments. These amounts were offset by $28.2 million in revenue; a $26.8 million change in the fair value of SouthGobi’s embedded derivatives; $18.5 million change in the fair value of the derivative on the 2012 rights offering; $4.8 million in interest income and $20.2 million of net loss attributable to non-controlling interests.

Turquoise Hill’s cash position, on a consolidated basis at June 30, 2012, was $515.6 million. As at August 14, 2012, Turquoise Hill’s consolidated cash position had increased to approximately $2.2 billion as a result of closing the $1.8 billion rights offering in July 2012.

CORPORATE ACTIVITIES

Shareholders approved new company name

On June 28, 2012, at the Company’s Annual and Special Meeting the shareholders approved changing the Company’s name from Ivanhoe Mines Ltd. to Turquoise Hill Resources Ltd. The new name became effective on August 2, 2012. The Company’s new trading symbol on the Toronto Stock Exchange, the New York Stock Exchange and the NASDAQ Stock Market is TRQ and took effect on August 8, 2012.

5

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Highly-successful rights offering yielding $1.8 billion in gross proceeds completed

In July 2012, Turquoise Hill closed its rights offering in which all existing shareholders, subject to applicable law, were able to participate on an equal, proportional basis in purchasing additional common shares of the Company. The offering generated approximately $1.8 billion in gross proceeds, which will be used to advance the construction and development of the Oyu Tolgoi Project.

Upon the closing of the rights offering, Turquoise Hill issued approximately 259.6 million new common shares, which represents 100% of the maximum number of common shares that were available under the rights offering.

Approximately 99.2% of the shares were taken up in the initial subscription of the rights offering with the balance taken up in the secondary subscription. Rio Tinto exercised all of its respective rights and participated in the secondary subscription provision available to all shareholders. Because the rights offering was over-subscribed, Rio Tinto did not purchase any shares under its standby commitment. As a result of the rights offering, Rio Tinto’s stake in Turquoise Hill increased from 50.9% to 51.0%.

CORE INTERESTS AND ACTIVITIES

The main activities by Turquoise Hill during Q2’12 were the ongoing construction of the Oyu Tolgoi mining complex, the operations at SouthGobi’s Ovoot Tolgoi mine, the start of copper and gold production at Ivanhoe Australia’s Osborne complex and exploration activities concentrated in Australia and Mongolia.

In Q2’12, Turquoise Hill capitalized $716.7 million in additions to property, plant and equipment compared to $736.9 million in Q2’11. The majority of the Q2’12 additions in property, plant and equipment were at the Oyu Tolgoi Project ($650.3 million) and the Ovoot Tolgoi Project ($42.6 million).

Exploration expenses of $65.1 million in Q2’12 decreased by $3.5 million from $68.6 million in Q2’11. Exploration expenses included $32.4 million spent in Mongolia ($22.8 million in Q2’11), primarily for Oyu Tolgoi and SouthGobi’s Ovoot Tolgoi and Soumber deposits, and $30.7 million incurred by Ivanhoe Australia ($43.0 million in Q2’11). Exploration costs are charged to operations in the period incurred until it is determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.

MONGOLIA

OYU TOLGOI COPPER-GOLD PROJECT (66% owned)

The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

6

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

During Q2’12, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $650.3 million, which included development costs. In Q2’12, Turquoise Hill incurred exploration expenses of $17.2 million at Oyu Tolgoi, compared to $6.0 million incurred in Q2’11.

Construction of the Oyu Tolgoi copper-gold complex is advancing toward its planned start–up in the second half of 2012 and commercial production in the first half of 2013

The Oyu Tolgoi Project initially is being developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, is being constructed to process ore mined from the Southern Oyu open pit. Initial production of copper-gold-silver concentrate is expected in the second half of 2012 and commercial production is projected to begin in the first half of 2013.

In conjunction with the surface activities, an 85,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit. The throughput capacity of the concentrator plant is expected to be expanded to 160,000 tonnes of ore per day to process available ore from both the open pit and underground mines. The underground mine is scheduled to commence operations in 2016 and the concentrator expansion is expected to be in place by 2018 to meet the increasing tonnage available from underground production.

Progress continuing to be made on supply of interim electrical power

Oyu Tolgoi LLC is proceeding with arrangements to ensure that electrical power from China will be available for the start of initial production that is expected in the second half of 2012. In early March 2012, Chinese contractors began construction of the power line and switching station as part of the 87-kilometre, 220-kilovolt power transmission line to be built from the electrical distribution grid in Inner Mongolia, China, to the China-Mongolia border. The construction of this new power transmission infrastructure is now complete. Stringing of electrical transmission lines for initial power to Oyu Tolgoi has been completed in both Mongolia and China. The lines have been successfully tested with full power loads and are ready for commissioning.

A separate power-purchase agreement establishing a supply arrangement between Mongolian and Chinese authorities is required before Chinese electrical power can be imported into Mongolia. Oyu Tolgoi LLC will be a party to any agreement for the purchase and supply of electrical power. Commercial discussions on the terms of the power-purchase agreement are ongoing.

Subject to negotiations and final agreement, commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi Project site in Q3’12. In the meantime, additional diesel-powered generating capacity has been installed to meet the project’s more immediate requirements during the remaining phases of construction. If those negotiations are not successfully concluded, and the establishment of a dedicated power plant is required for production at Oyu Tolgoi, that would adversely affect the project’s ability to achieve the planned start of commercial production in 2013.

7

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The long-term Investment Agreement for the development and operation of the Oyu Tolgoi Project, signed by Turquoise Hill, Rio Tinto and the Government of Mongolia on October 6, 2009, recognized that the reliable supply of electrical power is critical to the project. The agreement also confirmed that Turquoise Hill has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after the Oyu Tolgoi Project begins commercial production. The agreement established that a) Turquoise Hill has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply the Oyu Tolgoi Project; and b) all of the project’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production.

Overall phase-one construction of the Oyu Tolgoi Project 90% complete at the end of Q2’12

Overall construction of the Oyu Tolgoi Project’s first phase of development reached 90% completion at the end of Q2’12 and had advanced to 94% completion at the end of July 2012. Total capital invested in the construction of the first phase of the Oyu Tolgoi Project to the end of Q2’12 was approximately $5.2 billion.

Among major updates for Q2’12 and plans for Q3’12:

•	Pre-stripping of overburden to gain access to ore in the phase-one open-pit mine was completed in Q2’12.

•	Pre-commissioning of the primary crusher, overland conveyor and coarse-ore stockpile circuits are progressing on schedule with the first ore delivered to the crusher in July 2012.

•	Construction of the concentrator, which will have an initial capacity of 100,000 tonnes per day, was 95% complete at the end of Q2’12 and ahead of schedule.

•

Line #1 of the concentrator is on track to be completed and pre-commissioned in Q3’12. Line #2 is on track to be completed and pre-commissioned in Q4’12. Commissioning of the concentrator with ore will depend on the availability of electrical power from China and successful completion of final mechanical components.

•

Underground lateral development at the Hugo North Deposit was suspended in February 2012 as planned to enable the upgrading of hoisting equipment at Shaft #1, which is expected to continue until August 2012. Underground lateral development is scheduled to resume in September 2012.

•

Construction of Shaft #2 at the Hugo North Deposit is progressing well and the headframe has now reached its final height of 96 metres. The headframe and ancillary buildings were 95% complete at the end of Q2’12 and ahead of schedule. Shaft-sinking activities began in December 2011 and the depth of the shaft is now approximately 460 metres below surface.

•

Construction of off-site facilities and infrastructure reached 89% completion at the end of Q2’12, which was behind the planned 96% completion. The cumulative shortfall was due to delays during the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border and the Khanbumbat permanent airport, near the Oyu Tolgoi Project. The road and airport contractors remobilized in March 2012 and work is progressing. Facilities required for the production of first ore are on schedule.

8

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•

Long-term sales contracts have been signed for 75% of the Oyu Tolgoi Project’s concentrate production for the first three years. Including renewals, 50% of concentrate production is contracted for ten years.

Phase-one construction budget

The scope of work for the phase-one project is to bring the initial, 100,000-tonne-per-day concentrator into production, with the required infrastructure and operational team to begin commercial production in the first half of 2013. The phase-one project also includes underground lateral development until June 2012 and the completion of Shaft #2, which are essential to the continued development of the high-value underground mine at the Oyu Tolgoi Project.

The final cost for the phase-one capital project is expected to be approximately $6.2 billion, or 3% over the initial budget, excluding foreign-exchange exposures.

Rio Tinto and Turquoise Hill working to complete international project finance package

Turquoise Hill has been negotiating project financing with a consortium of national and international institutions and banks since 2010. Under their April 2012 Memorandum of Agreement, Turquoise Hill and Rio Tinto agreed that the negotiating team for the $3 to $4 billion Oyu Tolgoi project-finance package will be comprised of Turquoise Hill personnel selected by the Turquoise Hill Chief Executive Officer (CEO) and Board and designated Rio Tinto resources as determined by the Rio Tinto Treasurer. In addition, it was agreed that the Rio Tinto Treasurer has the exclusive authority to direct all aspects of the negotiation of the day-to-day management of the Oyu Tolgoi project financing.

Since the signing of the Memorandum of Agreement, the project-finance team has been actively engaged with lenders to refine the overall financing plan and term sheet. It is the goal of Turquoise Hill and Rio Tinto to have the Oyu Tolgoi Project financing package agreed by December 31, 2012.

A member of the Rio Tinto Group will enter into a completion support agreement with Turquoise Hill and the project-finance lenders, subject to certain conditions. This measure is expected to provide significantly greater certainty that funds will be received. In exchange, Turquoise Hill will pay Rio Tinto an annual fee of 2.5%, in advance, on the amount of debt that is projected as the aggregate average of the debt that will be outstanding under the project financing at the end of each calendar month during the ensuing 12-month period.

Rio Tinto may choose to advance senior loans to Oyu Tolgoi LLC as an alternative to, or in addition to, the project-finance package, on terms no less favourable than those available through the international financial institutions or commercial banks.

The Environmental and Social Impact Assessment undertaken as part of the project finance process is in the final stages of completion and is expected to be publically disclosed in August 2012. Public disclosure of this assessment is a precondition to lenders submitting the funding proposal to their boards.

9

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Turquoise Hill drawing down on Rio Tinto interim funding facility

In December 2010, Rio Tinto committed to provide Turquoise Hill with an initial, non-revolving, interim funding facility of $1.8 billion to assist in sustaining Oyu Tolgoi construction during the negotiation of a project-finance package. The interim funding facility is required to be repaid with funds to be provided under the project-finance package.

In December 2011, Turquoise Hill made its first draw on the facility. A total of approximately $1.6 billion had been drawn down by June 30, 2012, which increased to $1.8 billion as at the end of July 2012. Turquoise Hill will use proceeds from the $1.8 billion rights offering to continue the development of the Oyu Tolgoi Project.

Skills training programs preparing Mongolians for jobs

The Oyu Tolgoi Project’s staffing strategy continues to focus on the utilization of Mongolian men and women whose skills are being developed and who are receiving training throughout the construction phase. As of the end of June 2012, the Oyu Tolgoi Project had a workforce of approximately 18,000, which included more than 13,150 Mongolians.

Oyu Tolgoi LLC has committed more than $126.0 million in funding over five years for education and training programs in Mongolia.

Development drilling continued in Q2’12

During Q2’12, Oyu Tolgoi LLC completed a total of 5,927 metres of development drilling. Surface development geotechnical and vent raise pilot hole drilling totalled 725 metres for Q2’12. Surface-resource definition infill drilling in the Hugo North initial cave area continued with 5,202 metres completed. There was no underground drilling during Q2’12 due to the planned upgrading of hoisting equipment at Shaft #1.

Exploration drilling continued in Q2’12

Turquoise Hill continued its exploration drilling program on the Oyu Tolgoi Project during Q2’12, completing 8,183 metres of surface exploration diamond drilling, including 5,235 metres of diamond drilling on the Oyu Tolgoi mining licence, 2,005 metres of diamond drilling on Entrée Gold’s Javkhlant mining licence, 574 metres of PCD drilling on Entrée Gold’s Shivee mining licence and 367 metres of diamond drilling on Oyu Tolgoi LLC’s Manakht mining licence.

At the start of Q2’12, there were five exploration drill rigs in operation which had been reduced to two drill rigs by the end of the quarter. One rig was finishing resource drilling at Heruga North and the other was performing grid PCD drilling in the Airstrip-Ulaan Khud area.

10

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Q2’12 drilling at Heruga continued on three adjacent sections that will fill in the gap between the Heruga resource and Heruga North, and possibly add to the inferred resource. Except for the OTD1732A-OTD1569 section, where OTD1732A is currently at 2,000 metres in strong copper mineralization, all drilling has been completed.

On the Javkhlant licence, three exploration holes testing the east flank of the Heruga and Heruga North deposits were completed. One hole was still in cover rocks at the hole end at 2,000 metres, the other two holes intersected un-mineralized quartz monzodiorite.

On the Manakht licence, drill hole MOD003 targeted the Manakht hill alteration zone. This drill hole intersected strongly sericite altered pyritic hydrothermal breccias directly below the hill, assay results are pending.

On the Shivee licence, shallow PCD drilling is continuing on a 500 metre to one kilometre grid to test for mineralization underneath recent cover sediments.

MONGOLIA

SOUTHGOBI RESOURCES (58% owned)

Chalco announced its intention to make a proportional bid for up to 60% of SouthGobi

On April 1, 2012, Turquoise Hill received notice that Aluminum Corporation of China Ltd. (Chalco) intends to make a proportional takeover bid for up to 60%, but not less than 56%, of the common shares of SouthGobi at C$8.48 per share. Turquoise Hill currently owns 104.8 million shares of SouthGobi, representing approximately 58% of SouthGobi’s issued and outstanding shares. Turquoise Hill has entered into a lock-up agreement with Chalco and has agreed to tender all of its SouthGobi shares, on a pro-rata basis, to Chalco.

Depending upon the uptake of the offer by other SouthGobi shareholders, Turquoise Hill could receive up to approximately C$889 million from the sale of all of its shares in SouthGobi. A sale of 60% of its current holding would realize proceeds of approximately C$533 million. Turquoise Hill plans to use the proceeds from the sale of its shares in SouthGobi primarily to fund the continued development of the Oyu Tolgoi Project.

The proportional offer from Chalco is expected to be made by way of a takeover-bid circular under British Columbia law and will be made to all SouthGobi shareholders. If individual shareholders elect to tender more than 60% of their common shares of SouthGobi to the takeover bid – and if Chalco receives less than 60% of the outstanding common shares of SouthGobi as a result of the offer – a proportional amount of shares will be taken up, on a pro rata basis, from each shareholder who has elected to tender those additional shares.

11

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The proportional offer by Chalco is subject to all statutory and regulatory approvals, including Investment Canada Act and Competition Act approvals, Chinese regulatory approvals, regulatory approvals from the Government of Mongolia, as may be required, and Chalco shareholder approval. Chalco’s bid also is subject to confirmation by China Investment Corporation, SouthGobi’s second-largest shareholder, that it does not intend to exercise its right of first offer over Turquoise Hill’s SouthGobi shares.

On April 25, 2012, Chalco and Turquoise Hill announced that in the event of new foreign-investment legislation being implemented by the Government of Mongolia prior to the completion of the proportional offer, Chalco and Turquoise Hill will cooperate with the Government of Mongolia to ensure any requirements under such legislation are satisfied. Subsequent to this announcement, new strategic foreign investment legislation received approval by Mongolia’s national parliament.

Chalco originally agreed to make the take-over bid on or before July 5, 2012. Turquoise Hill and Chalco have agreed to two 30-day extensions. Chalco has now agreed to make a take-over bid on or before September 4, 2012. With the exception of the two additional 30-day extensions to the date of launching the bid and the date the bid is expected to be taken up at the latest, all other terms and conditions of the lock-up agreement remain in place.

Under the lock-up agreement, Turquoise Hill is required to deposit its shares to Chalco’s bid within ten days after Chalco mails its circular. However, a condition to Chalco’s completion of the proposed partial offer is that all required regulatory approvals have been obtained on terms satisfactory to Chalco. Unless and until such regulatory approvals have been obtained to its satisfaction, Chalco may withdraw its bid (in which case all deposited shares would be returned to shareholders) or extend its bid up to 180 days from the date of the offer to allow time for regulatory processes to be completed. Chalco confirmed that it intends not to take up any shares under its bid unless and until the regulatory approvals from the Government of Mongolia, if any, as well as other regulatory approvals pursuant to the lock-up agreement, have been obtained and other conditions of the lock-up agreement have been satisfied or waived.

Sales and operations at SouthGobi’s Ovoot Tolgoi coal mine

SouthGobi’s Ovoot Tolgoi Mine is in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.

On June 25, 2012, SouthGobi issued an update on operations. SouthGobi announced, among other items, that due to continued uncertainty created by a Mineral Resources Authority of Mongolia (MRAM) announcement requesting suspension of certain licenses held by SouthGobi, although no official notification has been received, combined with deteriorating market conditions, that operations had been curtailed periodically during Q2’12 and would be fully curtailed by the end of Q2’12. As at June 30, 2012, mining activities had been fully curtailed and are expected to remain fully curtailed throughout Q3’12.

SouthGobi also announced that due to the issues encountered during Q2’12, and the uncertainty around how Q3’12 would evolve, that it was unable to provide an estimate for full year 2012 sales, pricing and production volumes.

12

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

SouthGobi had sales of 0.16 million tonnes in Q2’12, a decrease of 85% from the 1.05 million tonnes in Q2’11. SouthGobi recognized revenue of $8.4 million in Q2’12, a decrease of 82% from the $47.3 million recognised in Q2’11. Sales volumes were adversely affected over the quarter due to issues associated with mining and exploration licenses in Mongolia, and also due to softening markets for coking coal products during the latter stages of the period.

SouthGobi’s average realized selling price was $62.56 per tonne in Q2’12, an increase of 16% from the Q2’11 average realized selling price of $54.06.

In Q2’12, SouthGobi produced 0.27 million tonnes of raw coal with a strip ratio of 4.31, compared to production of 0.87 million tonnes of raw coal in Q2’11 with a strip ratio of 4.74.

Cost of sales was $25.7 million for Q2’12, compared to $49.7 million for Q2’11. Cost of sales comprised the direct cash costs of product sold, mine administration cash costs of product sold, equipment depreciation, depletion of mineral properties, idle mine costs, share-based compensation and inventory write-downs.

Regional Infrastructure

On May 29, 2012, SouthGobi announced that eight new border gates had been opened exclusively for coal transportation at the Shivee Khuren-Ceke border crossing on May 28, 2012. The new gates will significantly increase the capacity for carriage of coal across the border, and replace the previous single gate, which admitted empty trucks from China into Mongolia during the mornings, and allowed loaded export trucks to return into China from Mongolia during the afternoons.

Furthermore, on June 19, 2012, SouthGobi announced that construction had commenced on a new paved coal highway to the Mongolia-China border. The new highway is expected to have a carrying capacity in excess of 20 million tonnes of coal per year.

Notice of Investment Dispute

On July 11, 2012, SouthGobi announced that SGQ Coal Investment Pte. Ltd, a wholly owned subsidiary of SouthGobi that owns SouthGobi’s Mongolian operating subsidiary SouthGobi Sands LLC (SGS), had filed a Notice of Investment Dispute with the Mongolian Government pursuant to the Bilateral Investment Treaty (BIT) between Mongolia and Singapore.

The filing consisted of, but was not limited to, the failure by MRAM to execute pre-mining agreements (PMA’s) associated with certain exploration licenses held by SGS pursuant to which valid PMA applications had been lodged in 2011.

The Notice of Investment Dispute triggers the dispute resolution process under the BIT whereby the Mongolian Government has a six month cure period to resolve the dispute through negotiations.

13

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

AUSTRALIA

IVANHOE AUSTRALIA (59% owned)

Ivanhoe Australia commenced copper and gold production in late February 2012 at the Osborne processing complex in northwestern Queensland. Two other projects – the Merlin molybdenum and rhenium project and the Mount Elliott copper-gold project – are in various stages of development and study. All the projects are on granted mining leases.

In late May 2012, Ivanhoe Australia announced it was undertaking a strategic and business review focused on identifying and implementing the actions required to position the business for future growth and improve shareholder value. The first phase of the two-phase process has been implemented and is expected to deliver cost savings of approximately A$10 million annually. The majority of these savings result from a reduction in staff and contractor numbers. Additional savings have been identified from the refocusing of Ivanhoe Australia’s exploration effort and are expected to result in a reduction in exploration expenditure to approximately A$15 million per year. The second phase of the review, expected to be completed by September 2012, will confirm the direction of the development program and consider the available options to optimize the value of the project portfolio.

Ivanhoe Australia incurred exploration expenses of $30.7 million in Q2’12, compared to $43.0 million in Q2’11.

Osborne Copper-Gold Project

The ramp-up of the Osborne mill continued and commissioning was completed in June 2012. Milled grades during Q2’12 reflect the processing of stockpiled development ore and ore produced from the development phase of the Kulthor mine. Metal production during Q2’12 was 2,803 tonnes of copper and 4,624 ounces of gold.

Ivanhoe Australia recognized revenue of $19.8 million in Q2’12 in relation to its first shipment of copper-gold concentrate. The 10,600 wet metric tonne concentrate shipment departed Townsville, Queensland in mid-June 2012 and was destined for Asian smelters. The concentrate is readily marketable and also contains silver. Three further, similar shipments are planned for later this year.

Cost of sales was $24.1 million for Q2’12 and comprised production and delivery costs, equipment depreciation, depletion of mineral properties, and inventory write-downs.

During the remainder of 2012, Ivanhoe Australia expects to process both development and production ore which by the end of the year should provide greater transparency on operating costs.

Production is on target to achieve mill throughput for 2012 in the range of 700,000 to 900,000 tonnes of ore.

14

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Merlin Molybdenum and Rhenium Project

The Merlin Feasibility Study was completed in April 2012 and the independent NI 43-101-compliant technical report was released on SEDAR (www.sedar.com) in late May 2012.

The study identified a potential mine life of 15 years. Ore throughput is estimated at 500,000 tonnes per year with average annual production of 5,100 tonnes of molybdenum and 7,300 kilograms of rhenium per year for the first seven years following ramp-up. Initial capital expenditure to first production is estimated to be A$345 million.

The strategic review underway is focusing on optimising the value of the Merlin project and planning the best path forward.

Mount Elliott

The Mount Elliott scoping study was released in April 2012, significantly progressing the development options of one of the largest copper-gold systems discovered in Australia.

The Mount Elliott Scoping Study focused on two elements of the mineralized system:

1.	The Mount Elliott open pit, incorporating the original Mount Elliott underground mine; and

2.	The SWAN High-Grade Zone.

The strategic review is assessing the technical and commercial options for the project.

Regional exploration

Ivanhoe Australia has 45 granted Exploration Permits for Minerals (EPMs) with a total area of 5,517 square kilometres, including joint ventures and 8 EPM applications with a total area of 1,103 square kilometres. The granted EPMs include 12 EPMs in the Ivanhoe Australia / Exco Joint Venture (525 square kilometres) and two EPMs in the Goldminco / Ivanhoe (Osborne) Joint Venture (70 square kilometres).

Ivanhoe Australia secures working capital facility

On July 30, 2012, Ivanhoe Australia announced that Turquoise Hill has provided a secured, twelve-month working capital facility to Ivanhoe Australia of up to $50 million. The line of credit is intended to provide additional funding for working capital as Ivanhoe Australia continues its strategic review process.

Corporate changes

In May 2012, four new non-executive directors were added to the board of directors of Ivanhoe Australia. The four directors are nominees of Turquoise Hill and included Peter McMahon, Stephen McIntosh, Stewart Beckman and Neville Henwood with Peter McMahon appointed as Chairman of the Ivanhoe Australia board.

15

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

On June 8, 2012, Peter Reeve resigned as Chief Executive Officer and was replaced by Inés Scotland, previously a non-executive director of the Company. Ms. Scotland is the former founder and Managing Director of Citadel Resources. She has extensive Australian and international experience across the mining value chain, including exploration, feasibility studies, project financing, construction and operations.

KAZAKHSTAN

KYZYL GOLD PROJECT (50% owned)

Altynalmas Gold, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.

Exploration continuing

Drilling activities re-commenced at the Kyzyl Gold Project on March 15, 2012. A total of 16,673 metres were drilled during Q2’12, all on Bakyrchik Exploration Licence No. 27 (20,058 metres year to date). Exploration drilling in 2012 is budgeted to total 22,400 metres.

OTHER EXPLORATION

During Q2’12, Turquoise Hill had active exploration programs in Indonesia, Mongolia and the Philippines. These programs are focused on porphyry-related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses, soil and rock sampling, and ground geophysics.

UPDATE OF DEVELOPMENTS WITH RIO TINTO

Turquoise Hill and Rio Tinto signed an amendment to April 2012 Memorandum of Agreement

On April 18, 2012, Turquoise Hill announced that the Company had signed a binding Memorandum of Agreement, subject to certain terms and conditions, with majority shareholder Rio Tinto that established Rio Tinto’s support for a series of funding measures expected to cover the projected capital requirements for the Oyu Tolgoi Project for the next several years. The details of this agreement were previously disclosed in a press release on April 18, 2012 and in the Q1’12 MD&A and can be found on www.sedar.com. On May 22, 2012, Turquoise Hill and Rio Tinto agreed to amend certain terms of the Memorandum of Agreement. The amended terms addressed conditions of regulatory approval and more closely aligned the terms of the rights offering with market conditions current at the time.

16

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Amendments to the agreement included:

•	Rio Tinto confirmed that it would take up its full basic subscription privilege under the $1.8 billion rights offering with respect to its 51% shareholding subject to certain conditions;

•	Rio Tinto agreed to eliminate the material adverse change condition for its standby commitment in relation to the decline that occurred in the Company’s share price;

•

Rio Tinto continued to provide a standby commitment for the full amount of the $1.8 billion rights offering, subject to certain conditions. Under the standby commitment, Rio Tinto was required to acquire any Turquoise Hill common shares not taken up under the rights offering;

•	Removing the previously announced $8.34 subscription price for the rights offering. Turquoise Hill and Rio Tinto agreed to price the rights offering in the final prospectus;

•

In consideration of eliminating the material adverse change condition for a decline in the Company’s share price, priced the exercise price of the Series D Warrants at $10.84 per share, subject to adjustment upon completion of the rights offering; and

•	Confirming the standby commitment fee will be paid in cash. Rio Tinto agreed to waive its previously announced entitlement to reinvest its standby commitment fee in the Company’s common shares.

Issue of Series D Warrants to Rio Tinto

Under the terms of the Memorandum of Agreement with Rio Tinto, the Company issued 55 million share purchase warrants (the Series D Warrants) to Rio Tinto upon the filing of the preliminary prospectus on May 22, 2012.

The number of Series D Warrants was adjusted to 74.2 million after the closing of rights offering to take into account certain specific anti-dilution provisions of the warrants that are intended to ensure that the holder is entitled to acquire equivalent share capital after the occurrence of the rights offering.

Rio Tinto currently holds 74.2 million Series D warrants exercisable to purchase one common share at any time until May 22, 2015 at a price of $10.37.

Restructuring of the Turquoise Hill Board of Directors and appointment of a new senior management team

In April 2012, in paving the way for the Oyu Tolgoi Project’s transition to a producing mine, Turquoise Hill and Rio Tinto reached agreement on certain corporate governance and management changes. The results of these changes are as follows:

•

The Turquoise Hill board now consists of thirteen members, including eight new directors nominated by Rio Tinto. On May 7, 2012, four Rio Tinto nominees were appointed – Jill Gardiner, Peter Gillin, Isabelle Hudon and David Klingner – and Livia Mahler, who was reappointed as a director on May 10, 2012, as one of Robert Friedland’s two nominees. They joined existing directors Andrew Harding, Dan Larsen, Kay Priestly and Peter Meredith, Mr. Friedland’s other nominee.

17

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

David Klingner was appointed as the Chairman of the Board on May 10, 2012. At the 2012 Annual General Meeting on June 28, 2012, two additional Rio Tinto nominees were appointed - Warren Goodman and Russel Robertson. On August 13, 2012, two additional Rio Tinto nominees were appointed - Charles Lenegan and Jeffery Tygesen - to bring the number of directors to thirteen.

•

Seven directors – Marc Faber, Edward Flood, Robert Friedland, David Korbin, Livia Mahler, Tracy Stevenson and Dan Westbrook – resigned from the Turquoise Hill board on April 17, 2012. Three directors – Michael Gordon, David Huberman and Bob Holland – resigned from the Turquoise Hill board on May 7, 2012.

•

A majority of the new Turquoise Hill board will be independent directors until at least the earlier of January 18, 2014, or the date on which Turquoise Hill ceases to be a reporting issuer under Canadian securities laws. Two directors, at least one an independent, will be nominated by Mr. Friedland until January 18, 2014, as long as he continues to own at least 10% of Turquoise Hill’s outstanding shares.

•

A new Turquoise Hill senior management team was appointed on May 1, 2012. It includes Kay Priestly as CEO; Chris Bateman as Chief Financial Officer (CFO); Brett Salt as Senior Vice President, Strategy and Development; Stewart Beckman as Senior Vice President, Operations and Technical Development; and Neville Henwood as Senior Vice President, Legal. The new appointees replace former CEO Robert Friedland, former CFO Tony Giardini, former President John Macken, former Deputy Chairman Peter Meredith and former Executive Vice President Sam Riggall, all of whom resigned on April 17, 2012, as part of the agreement between Turquoise Hill and Rio Tinto.

DISCONTINUED OPERATIONS

In February 2005, Turquoise Hill sold the Savage River Iron Ore Project in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that began on March 31, 2006. From 2006 to 2009, these contingent payments totalled $116.4 million.

During 2010, Turquoise Hill received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. In 2010, Turquoise Hill initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration. The arbitration hearing was scheduled to occur in December 2011. In November 2011, the parties reached an out-of-court settlement whereby the original purchaser agreed to pay Turquoise Hill a reduced balance of $13.0 million by March 31, 2012. Turquoise Hill received the final payment on March 28, 2012.

Turquoise Hill has received a total of $157.4 million in proceeds from the sale of the Savage River Project.

18

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

ADMINISTRATIVE AND OTHER

General and administrative costs. General and administrative costs in Q2’12 were $81.0 million, an increase of $61.5 million from Q2’11 ($19.5 million). The increase was largely due to $17.8 million in severance payments made to the former management team; $19.4 million in termination of certain cost-sharing arrangements with companies associated with the former CEO; and $24.0 million in non-cash stock compensation expense related to the acceleration of the vesting of stock options held by the former management team.

Financing costs. The $168.7 million of financing costs in Q2’12 primarily relates to the non-cash amount of $164.4 million for the fair value attributed to the Series D warrants that were issued to Rio Tinto under the terms of the Memorandum of Agreement (Q2’11 - $nil).

Interest income. Interest income in Q2’12 of $4.8 million was consistent with Q2’11 ($4.9 million).

Interest expense. Interest expense in Q2’12 of $2.0 million was $1.3 million lower than Q2’11 ($3.3 million). Included in interest expense was $1.6 million (Q2’11: $3.0 million) in interest incurred by SouthGobi on its convertible debenture (net of amounts capitalized).

Foreign exchange losses. The $8.7 million foreign exchange loss during Q2’12 was mainly attributable to the weakening of the Canadian and Australian dollars against the U.S. dollar during the quarter. The majority of this foreign exchange loss was unrealized at June 30, 2012.

Share of loss of significantly influenced investees. The $2.3 million share of loss of significantly influenced investees in Q2’12 represented Turquoise Hill’s share of Altynalmas Gold’s loss ($1.2 million and Exco’s loss ($1.1 million).

Change in fair value of derivative. The $18.5 million change in fair value of derivative related to the Q2’12 change in fair value of the Turquoise Hill rights offering liability from the Q2’12 rights offering. The rights were revalued at June 30, 2012 which resulted in a $18.5 million gain being recognized.

Change in fair value of embedded derivatives. The $26.8 million change in fair value of embedded derivatives related to the Q2’12 change in fair value of the SouthGobi convertible debenture’s embedded derivative liability.

19

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

3. LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. The $149.0 million of cash used in operating activities in Q2’12 primarily was the result of $56.0 million in cash exploration expenditures, $42.3 million in cash general and administrative expenditures and a $48.5 million change in non-cash operating working capital.

Investing activities. The $702.5 million of cash used in investing activities in Q2’12 predominately consisted of $695.1 million used for property, plant and equipment purchases. The purchases mainly related to construction activities at the Oyu Tolgoi Project ($617.9 million), Ovoot Tolgoi ($57.5 million) and Ivanhoe Australia ($19.5 million).

Financing activities. The $478.2 million in cash provided by financing activities mainly was attributable to the $476.5 million drawn down on the Rio Tinto interim funding facility.

Liquidity and capital resources

At June 30, 2012, Turquoise Hill’s consolidated working capital was $281.0 million, including cash and cash equivalents of $515.6 million, compared with working capital of $528.4 million and cash and cash equivalents of $998.1 million at December 31, 2011.

Included in the June 30, 2012, cash and cash equivalents balance of $515.6 million was $61.6 million of SouthGobi’s cash and cash equivalents and $51.5 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use.

As at August 14, 2012, Turquoise Hill’s consolidated cash position was approximately $2.2 billion. The cash position had increased from the June 30, 2012 balance as a result of the approximate $1.8 billion gross proceeds received in July 2012 from the rights offering. Turquoise Hill believes that based on its current cash position, the value of investments in publicly-traded subsidiaries, the availability of the undrawn $1.5 billion Rio Tinto bridge facility and the planned project financing package, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Carrying out the development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which Turquoise Hill holds interests depends upon the Company’s ability to obtain financing through capital markets, sales of non-core assets or other means. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Turquoise Hill operates in some regions of the world that are prone to economic and political instability, which may make it more difficult for the Company to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Turquoise Hill to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force the Company to raise funds from alternative sources on less favourable terms.

20

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	June 30, 2012	December 31, 2011

Financial Assets
Held-for-trading
Long-term investments	3,316	7,431
Other long-term investments	58,748	92,874
Available-for-sale
Long-term investments	30,464	68,637
Other long-term investments	253,325	224,451
Cost method
Long-term investments	16,234	16,234
Loans and receivables
Accounts receivable	58,425	102,460

Investments in companies subject to significant influence
Long-term investments	19,387	14,975

Financial Liabilities
Accounts payable and accrued liabilities	520,450	681,185
Amounts due under credit facilities	45,058	44,884
Interim funding facility	1,594,837	405,162
Convertible credit facility debt host contract and interest payable	97,811	99,766

Derivatives
Rights offering derivative liability	669,896	-
Convertible credit facility embedded derivative liability	22,394	48,388

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

•	Long-term investments - Their fair values were determined by reference to published market quotations, which may not be reflective of future values.

•	Other long-term investments - Their fair values were determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

•	Rights offering derivative liability - The fair value was determined by reference to published market quotations, which may not be reflective of future values.

21

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•	Convertible credit facility embedded derivative liability – The fair value was determined using a Monte Carlo simulation valuation model.

The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Three Months Ended,		Six Months Ended,
(Stated in $000’s of dollars)	June 30,		June 30,
	2012	2011	2012	2011
Unrealized (losses) gains on long-term investments	$ (2,282)	$ 3,453	$ (2,654)	$ (309)

Unrealized gains on other long-term investments	2,042	1,007	10,915	1,395

Change in fair value of derivative	18,506	-	18,506	(432,536)

Change in fair value of embedded derivatives	26,771	70,422	25,995	33,641

The consolidated statements of comprehensive loss include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Three Months Ended,		Six Months Ended,
(Stated in $000’s of dollars)	June 30,		June 30,
	2012	2011	2012	2011
Unrealized losses on available-for-sale equity securities	$ (22,205)	$ (54,001)	$ (26,607)	$ (7,451)

Unrealized gains (losses) on available-for-sale debt securities	1,498	(6,738)	26,046	(4,918)

Turquoise Hill is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Turquoise Hill does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

Turquoise Hill is exposed to interest-rate risk with respect to the variable rates of interest incurred on the amounts due under credit facilities, the Rio Tinto interim funding facility, and cash and cash equivalents. Interest-rate risk is concentrated in Canada. Turquoise Hill does not mitigate the balance of this risk.

22

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

4. SHARE CAPITAL

At August 14, 2012, the Company had a total of:

¡	1.0 billion common shares outstanding;

¡

28.5 million incentive stock options outstanding, with a weighted average exercise price of C$14.20 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$27.83 per share; and

¡	74.2 million share purchase warrants exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $10.37.

5. OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, which in certain instances requires the approval of Rio Tinto; base and precious metal prices; coal prices and foreign-exchange rates. Volatility in these markets continues to be high.

Financing

The memorandum of agreement signed by the Company and Rio Tinto on April 18, 2012 and its amendment signed on May 22, 2012, established Rio Tinto’s support for a series of funding measures expected to cover the projected capital requirements for the Oyu Tolgoi Project for the next several years.

Highlights of the funding measures included:

•	Rio Tinto providing an additional bridge-funding facility of up to $1.5 billion;

•	Rio Tinto’s support of the $1.8 billion rights offering successfully completed in July 2012;

•	Rio Tinto providing full support for completion of an Oyu Tolgoi project-finance package of $3 to $4 billion that remains under negotiation with third-party lenders.

In addition, any funds received from the sale of any of the Company’s holding in SouthGobi also would supplement the above funding measures.

Commodity prices and 2012 production

Commodity prices are a key driver of Turquoise Hill’s future earnings and current prices are well above historic averages but have experienced ongoing volatility in Q2’12 as a result of macroeconomic concerns. The London Metals Exchange (LME) copper prices in Q2’12 traded in a range of $3.27 per pound to $3.95 per pound and averaged $3.57 per pound. Copper is currently trading at approximately $3.37 per pound, below the Q2’12 average, but remains above its marginal cost of production supported by supply constraints.

23

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The copper industry continues to be faced with challenges in bringing on new supply while existing mines are challenged with declining grades and production disruptions.

Although demand has been soft in 2012, over the longer term Turquoise Hill believes that the urbanization and industrialization in developing economies, particularly China and India, will continue to provide underlying demand growth for Turquoise Hill’s commodities.

It is difficult to reliably forecast commodity prices and customer demand for Turquoise Hill’s products; however, Iong-term sales contracts now have been signed on a substantial portion of Oyu Tolgoi’s concentrate production.

The circumstances of Chalco’s proportional take-over bid for up to 60% of SouthGobi has created significant uncertainty for SouthGobi’s business. Further uncertainty results from the MRAM news conference announcing a request to suspend exploration and mining activity on licences owned by SouthGobi. Although SouthGobi has not received any official notification and has no reason to believe SouthGobi’s licenses are not in good standing, SouthGobi continues to be affected by the uncertainty over its licenses.

Inland China coking coal markets closest to SouthGobi’s operations have continued to soften in Q3’12. SouthGobi has observed a substantial deterioration in sentiment among its customers and a decline in key reference prices in key end-use markets.

Due to the uncertainty surrounding SouthGobi’s business, SouthGobi anticipates its operations will remain fully curtailed in Q3’12. Further, production volumes, sales volumes and pricing for the full year of 2012 cannot be estimated.

Other information

The Company is actively involved in advancing several other projects. These activities are ongoing in 2012, with a focus on subsidiary SouthGobi and its Ovoot Tolgoi coal mine; subsidiary Ivanhoe Australia and its focus on copper and gold production; and Altynalmas Gold and its drilling program at the Kyzyl Gold Project.

SouthGobi continues to have sufficient liquidity and capital resources to meet its ongoing obligations and future contractual commitments. However, due to the curtailment of mining operations at the Ovoot Togloi Mine, SouthGobi has suspended uncommitted capital expenditures and exploration expenditures to preserve its financial resources. SouthGobi has in place a planning, budgeting and forecasting process to help determine the funds required to support SouthGobi’s normal operations on an ongoing basis and its expansionary plans.

Ivanhoe Australia’s operations and development plans are dependent on raising additional funds. Ivanhoe Australia’s liquidity requirements have arisen principally from the need for funding to finance exploration and development, the acquisition of exploration and mining rights and the costs associated

24

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

with bringing the Osborne Copper-Gold Project into production in 2012. Ivanhoe Australia’s principal sources of funds were proceeds from the $180 million equity placement completed in November 2011 and the September 2010 entitlement offering raising of $269 million. Ivanhoe Australia’s liquidity primarily will depend on its ability to obtain financing to meet its future operating and capital expenditure requirements. At June 30, 2012, Ivanhoe Australia had cash reserves of $50 million. On 28 July, 2012, Ivanhoe Australia entered into a binding term sheet with Turquoise Hill for a secured, 12-month $50 million working capital facility. Ivanhoe Australia is considering various forms of funding, including the sale of project interests to raise funds, equity issuance and/or debt issuance to ensure that it can continue as a going concern.

Turquoise Hill owns 50% of Altynalmas Gold, which is reviewing its operating plans to determine the amount of funding that it will require from its shareholders.

Exchange Rates

SouthGobi’s coal sales and Ivanhoe Australia concentrate sales generally are settled in U.S. dollars, while a significant portion of their expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on its operating margins, unless such fluctuations are offset by related changes to commodity prices.

Turquoise Hill holds a portion of its cash resources in currencies other than the U.S. dollar. Turquoise Hill expects to incur future expenditures in currencies other than the U.S. dollar, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly, given the recent volatility in foreign-exchange rates.

6. OFF-BALANCE-SHEET ARRANGEMENTS

During the three months ended June 30, 2012, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

7. CONTRACTUAL OBLIGATIONS

As at June 30, 2012, there were no significant changes in Turquoise Hill’s contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2011.

8. CHANGES IN ACCOUNTING POLICIES

In May 2011, the Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including

25

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position, but whose fair value is required to be disclosed. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012. The adoption of the updated guidance had no impact on the Company’s consolidated financial position or results of operations.

In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2012, except for changes as they relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The adoption of the updated guidance had no impact on the Company’s consolidated financial position or results of operations.

9. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2011.

10. RECENT ACCOUNTING PRONOUNCEMENTS

There were no recently issued United States accounting pronouncements other than those the Company previously disclosed in its MD&A for the year ended December 31, 2011 or those already adopted in 2012 and disclosed under “Changes in Accounting Policies”.

11. INTERNATIONAL FINANCIAL REPORTING STANDARDS

Turquoise Hill has been monitoring the deliberations and progress being made by accounting standard-setting bodies and securities regulators in Canada and the United States on their plans regarding convergence to International Financial Reporting Standards (IFRS). Turquoise Hill is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Turquoise Hill files its financial statements with Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January

26

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

1, 2011. On October 1, 2010, the CSA approved National Instrument 52-107, Acceptable Accounting Principles and Auditing Standards (NI 52-107) which permits Canadian public companies that are also SEC registrants the option to prepare their financial statements in accordance with US GAAP. Under NI 52-107 there is no requirement to provide a reconciliation of the US GAAP financial statements to IFRS. Consequently, Turquoise Hill was not required to convert to IFRS effective January 1, 2011.

12. RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business.

Other than the below risks, the material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2011.

•

On April 1, 2012, the Company entered into the lock-up agreement with Chalco whereby the Company agreed to tender all of its SouthGobi shares into Chalco’s SouthGobi Takeover Bid. Depending on the number of common shares tendered to the SouthGobi Takeover Bid by other SouthGobi shareholders, the Company could receive proceeds from the sale of its SouthGobi shares of up to C$889 million dollars. Although the lock-up agreement commits Chalco to make the SouthGobi Take-Over Bid, its obligation to take up any of the SouthGobi shares tendered to the bid and complete the acquisition is subject to a number of conditions, including receipt of all requisite approvals from regulatory authorities in Canada and China. The Government of Mongolia has approved new strategic foreign investment legislation. There is no assurance that all requisite regulatory approvals for the SouthGobi Takeover Bid will be forthcoming in a timely manner, or at all.

Chalco originally agreed to make the take-over bid on or before July 5, 2012. Turquoise Hill and Chalco have agreed to two 30-day extensions. Chalco has now agreed to make a take-over bid on or before September 4, 2012, and thereafter the bid must be taken up after 36 days at the earliest. With the exception of the two additional 30-day extensions to the date of launching the bid and the date the bid is expected to be taken up at the latest, all other terms and conditions of the lock-up agreement remain in place.

Unless and until such regulatory approvals have been obtained to its satisfaction, Chalco may withdraw the SouthGobi Takeover Bid or extend it up to 180 days from the date of the offer to allow time for regulatory processes to be completed. Chalco has confirmed that it intends not to take up any SouthGobi shares under the bid unless and until the regulatory approvals, if any, from the Government of Mongolia and other regulatory approvals contemplated by the terms of the Lock-up Agreement have been obtained and other conditions of the Lock-up Agreement have been satisfied or waived.

If Chalco withdraws the SouthGobi Takeover Bid, the Company will not have access to the proceeds of the sale of its SouthGobi shares as anticipated, which may adversely affect its capital resources and liquidity. Such withdrawal also may adversely affect the value of the Company’s investment in SouthGobi.

27

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

•

Oyu Tolgoi LLC is proceeding with arrangements to ensure that electrical power from China will be available for the start of initial production that is expected in the second half of 2012. A separate power-purchase agreement establishing a supply arrangement between Mongolian and Chinese authorities is required before Chinese electrical power can be imported into Mongolia. Oyu Tolgoi LLC will be a party to any agreement for the purchase and supply of electrical power. Commercial discussions on the terms of the power-purchase agreement are ongoing.

Subject to negotiations and final agreement, commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi Project site in Q3’12. In the meantime, additional diesel-powered generating capacity has been installed to meet the project’s more immediate requirements during the remaining phases of construction. If those negotiations are not successfully concluded, and the establishment of a dedicated power plant is required for production at Oyu Tolgoi, that would adversely affect the project’s ability to achieve the planned start of commercial production in 2013.

13. RELATED-PARTY TRANSACTIONS

The following tables summarize transactions with related parties which were primarily incurred by Turquoise Hill on a cost-recovery basis with a shareholder of Turquoise Hill, a company affiliated with Turquoise Hill or companies related by way of directors or shareholders in common. The tables summarize related party transactions by related party and by type:

	Three Months Ended		Six Months Ended
(Stated in $000’s of U.S. dollars)	June 30,		June 30,
	2012	2011	2012	2011
Rio Tinto plc (a)	$ 79,918	$ 16,742	$ 118,053	$ 27,797
Global Mining Management Corporation (b)	12,058	2,648	15,616	5,307
Robert Friedland related entities (c)	19,350	2,045	21,225	4,103

	$ 111,326	$ 21,435	$ 154,894	$ 37,207

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Property, plant and equipment	$ 54,899	$ 16,742	$ 92,926	$ 27,797
General and administrative expenses	38,656	4,693	44,197	9,410
Financing costs (including prepaid amounts)	17,771	-	17,771	-

	$ 111,326	$ 21,435	$ 154,894	$ 37,207

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

28

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Accounts receivable and accounts payable at June 30, 2012, included $1.0 million and $26.4 million, respectively (December 31, 2011 - $1.2 million and $28.2 million, respectively), which were due from/to a shareholder of Turquoise Hill, a company affiliated with Turquoise Hill or companies related by way of directors or shareholders in common.

(a)

Rio Tinto owns 51.0% of the Company and provides services for the Oyu Tolgoi Project on a cost-recovery basis. As at June 30, 2012, $75.9 million (December 31, 2011 - $56.8 million) in payables to Rio Tinto have been classified as non-current. Payments of these amounts have been deferred until the Oyu Tolgoi Project reaches certain production milestones.

In December 2010, Rio Tinto provided Turquoise Hill with a non-revolving, interim funding facility of $1.8 billion. In December 2011, Turquoise Hill made its first draw on the facility. A total of $1.6 billion had been drawn down by June 30, 2012, which increased to $1.8 billion in July 2012.

Further information of Turquoise Hill’s relationship with Rio Tinto is detailed in the “Update of Developments with Rio Tinto” section.

(b)

Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is the Company. Global has a director in common with the Company. Global provides administration, accounting and other office services to the Company on a cost-recovery basis.

(c)

Robert Friedland beneficially owns more than 10% of the Company and was the Company’s CEO up until April 17, 2012. The Company had various service arrangements with certain private companies 100%-owned by Mr. Friedland. These arrangements were on a cost-recovery basis and included aircraft rental and administration and other office services out of London, England and Singapore. The cost-sharing arrangements with these entities were terminated in April 2012 and a payment of $19.4 million was made to settle all obligations

Turquoise Hill has a 50% interest in Altynalmas Gold. During Q2’12, Turquoise Hill recognized $1.2 million (Q2’11 – $0.9 million) in interest income on its shareholder loan balance with Altynalmas Gold.

14. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended June 30, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

15. QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Stephen Torr, P.Geo, an employee of Turquoise Hill and a “qualified person” as that term is defined in NI 43-101.

29

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

16. CAUTIONARY STATEMENTS

LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2011, and other continuous disclosure documents filed by the Company since January 1, 2012, at www.sedar.com.

NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

30

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

17. FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; statements concerning the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the statement that initial production from the Oyu Tolgoi Project is projected to begin in the second half of 2012, with commercial production to follow in the first half of 2013; the statements concerning the expected timing of initial production from the Hugo North block-cave mine; statements related to the expansion of throughput capacity of the concentrator; the statement that imported power is expected to be available at the Oyu Tolgoi site in the second half of 2012; the statements concerning the timing and outcome of discussions between the Mongolian and Chinese authorities regarding importing electrical power from China; the schedule of receipt of permits, commercial arrangements and power-purchase tariffs from the Government of Mongolia; statements regarding the timing of completion and pre-commissioning of Lines #1 and #2 of the concentrator; statements concerning the resuming of underground lateral development in September 2012; statements concerning the expected markets and contracts for concentrate produced at the Oyu Tolgoi Project; statements related to the expected final phase-one capital costs of the Oyu Tolgoi Project; initial production estimates; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; statements regarding the goal to have the Oyu Tolgoi Project financing package agreed by December 31, 2012; statements related to the Rio Tinto having the ability to choose to advance senior loans to Oyu Tolgoi LLC as an alternative to project financing; statements concerning the amount of proceeds Turquoise Hill could receive from Chalco for the sale of its shares in SouthGobi; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi; the statement the eight new border gates will significantly increase the capacity for carriage of coal across the border; the statement that the new highway is expected to have a carrying capacity in excess of 20 million tonnes of coal per year; the statements concerning the cost savings expected as a result of Ivanhoe Australia’s strategic review; the statements concerning the Ivanhoe Australia’s need for additional funds to develop its projects; the statements that Ivanhoe Australia is expecting three further concentrate sales in the remainder of 2012; the statements that development and production ore are expected to be processed by Ivanhoe Australia in the next two quarters of 2012 which will provided greater transparency on operating costs; statements concerning expected production throughput at the Osborne processing plant; statements concerning the expected initial capital expenditure required to develop the Merlin Project; statements concerning the planned drilling on the Bakyrchik Mining Lease and the surrounding exploration licence; the statement that the memorandum of agreement is expected to cover the project capital requirements for the Oyu Tolgoi project for the next several years; the impact of amendments to the laws of Mongolia and other countries in which Turquoise Hill carries on business, particularly with respect to taxation; statements concerning foreign-exchange rate volatility; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

31

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

32

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Kay Priestly, Chief Executive Officer of Turquoise Hill Resources Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Turquoise Hill Resources Ltd. (the “issuer”) for the interim period ended June 30, 2012.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

1

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2012 and ended on June 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 14, 2012

/s/ Kay Priestly

Kay Priestly Chief Executive Officer Turquoise Hill Resources Ltd.

2

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Christopher M. Bateman, Chief Financial Officer of Turquoise Hill Resources Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Turquoise Hill Resources Ltd. (the “issuer”) for the interim period ended June 30, 2012.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

1

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2012 and ended on June 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 14, 2012

/s/ C. M. Bateman

Christopher M. Bateman Chief Financial Officer Turquoise Hill Resources Ltd.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 14 August 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD Sr. Vice President, Legal & Corporate Secretary